

2025 ANNUAL REPORT TO SHAREHOLDERS

April 8, 2026

Dear Fellow Shareholders:

On behalf of International Tower Hill Mines Ltd. ("ITH" or the "Company"), I am pleased to provide you with the 2025 Annual Report to Shareholders. Our 2025 activities continued to lay the groundwork for potentially the most exciting and value enhancing phase of our Livengood Gold Project, as in 2026 we embark on the feasibility study and permitting phase of the project following completion of our US$114 million financing in January of 2026.

In 2025 we focused on metallurgical studies to evaluate whether antimony might be recoverable from the massive stibnite veins contained within the deposit. In September 2025, the Company announced that it had received encouraging results from the first phase of the metallurgical study on antimony mineralization, warranting continuation into the next phase of the test work to assess potential flowsheets, to evaluate how the samples respond to flotation, and to determine what the characteristics of any concentrate obtained might be. This test work is continuing into 2026.

On January 27, 2026, the Company completed a public offering of 33,672,000 common shares, at an issue price to the public of US$2.22 per share, for aggregate gross proceeds of approximately US$74.8 million. Concurrent with the public offering, the Company completed a private placement of 19,520,000 common shares to affiliates of Paulson & Co. Inc. ("Paulson"), at the same issue price, for aggregate proceeds of approximately US$43.3 million. The total net proceeds to the Company were approximately US$114 million.

For 2026, the Company intends to select and engage the technical team to begin the feasibility study, conduct drilling to obtain fresh core for metallurgical test work in support of the feasibility study plans, advance the metallurgical studies evaluating whether antimony might be recoverable from the massive stibnite veins contained within the deposit, as well as conduct community engagement and advance the baseline environmental data collection in support of the feasibility study and future permitting.

The strength of the Company remains rooted in the quality of its primary gold asset at Livengood. The Company filed its most recent Technical Report Summary ("TRS") on October 17, 2023, which confirmed that the Livengood Gold Project has (i) proven and probable reserves of 430.1 million tonnes at an average grade of 0.65 g/tonne (9.0 million ounces) based on a gold price of US$1,680 per ounce and (ii) measured and indicated mineral resources, exclusive of mineral reserves, of 274.51 million tonnes at an average grade of 0.52 g/tonne (4.62 million ounces), based on a gold price of US$1,650 per ounce.

The Project is currently in the development stage and a production decision has yet to be made. The Company cautions that the TRS is preliminary in nature and is based on a Project mineral resource estimate effective as of August 20, 2021 that is current as of December 31, 2025. The Company fully intends to further refine the technical and economic assumptions supporting this reserve in the upcoming full feasibility study. Given the recent strong gold prices, the Company will critically review project optimization opportunities through flowsheet and/or throughput enhancements.

ITH offers a straightforward, highly leveraged opportunity for investors who seek to diversify and protect some of their assets. The deposit is on the paved highway system, close to grid power, and in the heart of a mining district in central Alaska that was selected by the State of Alaska for its mineral potential. The excellent environmental, permitting, and operating records of our nearby neighbors, the Kinross Fort Knox mine and the Northern Star Pogo mine, demonstrate that the mining industry can thrive in interior Alaska.

It is exciting to report that ITH has capitalized on the strong gold markets to raise sufficient funding to now embark on a new path towards development, with the aim of the market place beginning to recognize its inherent value.

The 2026 Annual General Meeting (the "AGM") of shareholders will be held on Wednesday, May 27, 2026 at 9:30 a.m., Pacific Daylight Time, at the offices of McCarthy Tetrault LLP, located at Suite 2400 - 745 Thurlow Street, Vancouver, British Columbia. The Notice of Meeting and Information Circular/Proxy Statement for the AGM have been sent or otherwise made available to you and, as these documents contain important information, you are encouraged to read them carefully.

You are welcome to submit your proxy by the proxy deadline (9:30 a.m. Pacific Daylight Time / 12:30 p.m. Eastern Daylight Time) on Monday, May 25, 2026 rather than attending the meeting. A dedicated telephone line (844) 662-0632 or +1 437-703-4646, conference ID 884046163# will be available for shareholders to listen to the meeting.

On behalf of the Company, I thank you for being a shareholder. Please feel free to contact us through our website at www.ithmines.com or by calling us at 1-855-428-2825.

Sincerely,
/s/ *Karl L. Hanneman*
Karl L. Hanneman
Chief Executive Officer
International Tower Hill Mines Ltd.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein, including statements with respect to the ability of the Company to advance the Livengood Project, whether incrementally or at all, the Company's future cash requirements, the Company's ability to meet its financial obligations as they come due, the Company's estimates of the quality and quantity of the mineral resources at the Livengood Gold Project, the timing and cost of any future exploration programs at the Livengood Gold Project, and the timing of the receipt of results therefrom, and future general business and economic conditions, including changes in the price of gold are forward-looking statements. Information concerning mineral reserve/resource estimates and the economic analysis thereof contained in the 2021 pre-feasibility study and the Company's S-K 1300 Technical Report Summary also may be deemed to be forward-looking statements in that they reflect a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the demand for, and level and volatility of the price of, gold, conditions in the financial markets generally, the overall sentiment of the markets for public equity, interest rates, currency rates, and the rate of inflation, general business and economic conditions, government regulation and proposed legislation (and changes thereto or interpretations thereof), defects in title to claims, or the ability to obtain surface rights, either of which could affect the Company's property rights and claims, the Company's ability to secure the necessary services and supplies on favorable terms in connection with its programs at the Livengood Gold Project and other activities, the Company's ability to attract and retain key staff, particularly in connection with the permitting and development of any mine at the Livengood Gold Project, the accuracy of the Company's resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based, the timing of the Company's ability to commence and complete planned work programs at the Livengood Gold Project, the timing of the receipt of and the terms of the consents, permits and authorizations necessary to carry out exploration and development programs at the Livengood Gold Project and the Company's ability to comply with such terms on a safe and cost-effective basis, the ongoing relations of the Company with the lessors of its property interests and applicable regulatory agencies, the metallurgy and recovery characteristics of samples from certain of the Company's mineral properties and whether such characteristics are reflective of the deposit as a whole, the continued development of and potential construction of any mine at the Livengood Gold Project property not requiring consents, approvals, authorizations or permits that are materially different from those identified by the Company, and other risks and uncertainties disclosed in the Company's annual report on Form 10-K filed with the United States Securities and Exchange Commission (the "SEC") and filed as the Company's Annual Information Form filed with certain securities commissions in Canada, and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Company's Livengood property.

TOTAL SHAREHOLDER RETURN PERFORMANCE

The Total Shareholder Return Performance graph can be found at page 29 of the Company's Information Circular/Proxy Statement prepared in connection with the AGM.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: 001-33638

INTERNATIONAL TOWER HILL MINES LTD.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	**98-0668474**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1570-200 Burrard Street,	
Vancouver, British Columbia, Canada	**V6C 3L6**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (604) 683-6332

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Shares, no par value	**THM**	**NYSE American**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Based on the last sale price on the NYSE American of the registrant's Common Shares on June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter) of $0.86 per share, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $117.5 million.

As of March 3, 2026, the registrant had 261,077,473 Common Shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

To the extent specifically referenced in Part III, portions of the registrant's definitive Proxy Statement on Schedule 14A to be filed with the Securities and Exchange Commission in connection with the registrant's 2026 Annual Meeting of Shareholders are incorporated by reference into this report.

Table of Contents

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in the operations of the Company in future periods, planned exploration activities, the adequacy of the Company's financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" (or the negative and grammatical variations of any of these terms) occur or be achieved. These forward-looking statements may include, but are not limited to, statements concerning:

- the Company's future cash requirements, the Company's ability to meet its financial obligations as they come due, and the Company's ability to raise the necessary funds to continue operations on acceptable terms, if at all;
- the Company's ability to carry forward and incorporate into future engineering studies of the Livengood Gold Project updated mine design, production schedule and recovery concepts identified during the optimization process;
- the Company's potential to carry out an engineering phase that will evaluate and optimize the Livengood Gold Project configuration and capital and operating expenses, including determining the optimum scale for the Livengood Gold Project;
- the Company's strategies and objectives, both generally and specifically in respect of the Livengood Gold Project;
- the Company's belief that there are no known environmental issues that are anticipated to materially impact the Company's ability to conduct mining operations at the Livengood Gold Project;
- the potential for the expansion of the estimated mineral resources at the Livengood Gold Project;
- the potential for a production decision concerning, and any production at, the Livengood Gold Project;
- the sequence of decisions regarding the timing and costs of development programs with respect to, and the issuance of the necessary permits and authorizations required for, the Livengood Gold Project;
- the Company's estimates of the quality and quantity of the mineral resources at the Livengood Gold Project;
- the timing and cost of any future exploration or development programs at the Livengood Gold Project, and the timing of the receipt of results therefrom;
- the expected levels of overhead expenses at the Livengood Gold Project; and
- future general business and economic conditions, including changes in the price of gold and the overall sentiment of the markets for public equity.

Such forward-looking statements reflect the Company's current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

- the demand for, and level and volatility of the price of, gold;
- conditions in the financial markets generally, the overall sentiment of the markets for public equity, interest rates, currency rates, and the rate of inflation;
- general business and economic conditions;
- government regulation and proposed legislation (and changes thereto or interpretations thereof);
- defects in title to claims, or the ability to obtain surface rights, either of which could affect the Company's property rights and claims;
- the Company's ability to secure the necessary services and supplies on favorable terms in connection with its programs at the Livengood Gold Project and other activities;
- the Company's ability to attract and retain key staff, particularly in connection with the permitting and development of any mine at the Livengood Gold Project;
- the accuracy of the Company's resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;
- the timing of the Company's ability to commence and complete planned work programs at the Livengood Gold Project;
- the timing of the receipt of and the terms of the consents, permits and authorizations necessary to carry out exploration and development programs at the Livengood Gold Project and the Company's ability to comply with such terms on a safe and cost-effective basis;

1

- the ongoing relations of the Company with the lessors of its property interests and applicable regulatory agencies;
- the metallurgy and recovery characteristics of samples from certain of the Company's mineral properties and whether such characteristics are reflective of the deposit as a whole;
- the continued development of and potential construction of any mine at the Livengood Gold Project property not requiring consents, approvals, authorizations or permits that are materially different from those identified by the Company; and
- cyber-attacks and other security breaches of our information technology systems or those of our third-party service providers.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation those discussed in Part I, Item 1A, Risk Factors of this Annual Report on Form 10-K, which are incorporated herein by reference, as well as other factors described elsewhere in this report and the Company's other reports filed with the SEC.

The Company's forward-looking statements contained in this Annual Report on Form 10-K are based on the beliefs, expectations and opinions of management as of the date of this report. The Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

CAUTIONARY NOTE REGARDING SIMILAR OR ADJACENT MINERAL PROPERTIES

This Annual Report on Form 10-K contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any results of the mining or exploitation thereof, are not indicative of mineral deposits on the Company's properties or any potential results of the mining or exploitation thereof.

Table of Contents

GLOSSARY OF TERMS

The following is a glossary of certain terms that may be used in this report.

"alteration"	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions
"anomalous"	Departing from the expected or normal
"April 2017 Report"	The technical report entitled "Canadian National Instrument 43-101 Technical Report Pre-feasibility Study on the Livengood Gold Project, Livengood, Alaska, USA" dated April 10, 2017 and prepared by certain Qualified Persons under NI 43-101, as filed under the Company's profile on SEDAR+ at *www.sedarplus.ca*
"As"	Arsenic
"basalt"	A dark coloured igneous rock, commonly extrusive – the fine-grained equivalent of gabbro
"biotite"	A common rock forming mineral of the mica group
"Board"	The board of directors of the Company
"Canadian Tax Act"	*Income Tax Act* (Canada)
"chert"	A microcrystalline or cryptocrystalline sedimentary rock, consisting chiefly of interlocking crystals of quartz less than about 30 microns in diameter
"clastic"	Pertaining to a rock or sediment composed principally of fragments derived from pre-existing rocks or minerals and transported some distance from their places of origin; also said of the texture of such a rock
"common shares"	The common shares without par value in the capital of ITH as the same are constituted on the date hereof
"conglomerate"	A coarse grained clastic sedimentary rock, composed of rounded to sub-angular fragments larger than 2mm in diameter set in a fine-grained matrix of sand or silt, and commonly cemented by calcium carbonate, iron oxide, silica or hardened clay
"deformation"	A general term for the processes of folding, faulting, shearing, compression, or extension of rocks as a result of various earth forces
"deposit"	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves or ore, unless final legal, technical and economic factors are resolved
"diamond drill"	A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter
"dip" or "dipping"	The angle that a stratum or any planar feature makes with the horizontal, measured perpendicular to the strike and in the vertical plane
"dike"	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks
"disseminated"	Fine particles of mineral dispersed throughout the enclosing rock
"epigenetic"	Of or relating to a mineral deposit of origin later than that of the enclosing rocks
"g/t" or "g/tonne"	Grams per metric tonne
"gabbro"	A group of dark coloured, basic intrusive igneous rocks – the approximate intrusive equivalent of basalt
"grade"	To contain a particular quantity of ore or mineral, relative to other constituents, in a specified quantity of rock
"host"	A rock or mineral that is older than rocks or minerals introduced into it or formed within it
"host rock"	A body of rock serving as a host for other rocks or for mineral deposits, or any rock in which ore deposits occur
"hydrothermal"	A term pertaining to hot aqueous solutions of magmatic origin which may transport metals and minerals in solution
"intrusion"	The process of the emplacement of magma in pre-existing rock, magmatic activity. Also, the igneous rock mass so formed
"intrusive"	Of or pertaining to intrusion, both the process and the rock so formed
"kg"	Kilograms

"klippe"	A large block that has been tectonically transported; the block is isolated on all sides and rests on or with a foreign framework of other formations
"km"	Kilometers
"kriging"	A two-step process where first, the spatial covariance structure of the sampled points is determined by fitting a variogram, and second, weights derived from this covariance structure are used to interpolate values for unsampled points or blocks across the spatial field
"lode"	A vein of metal ore in the earth
"m"	Meters
"mm"	Millimeters
"mafic"	Said of an igneous rock composed chiefly of dark, ferromagnesian minerals, also, said of those minerals
"magma"	Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes
"magmatic"	Of, or pertaining to, or derived from, magma
"massive"	Said of a mineral deposit, especially of sulphides, characterized by a great concentration of ore in one place, as opposed to a disseminated or veinlike deposit
"mineral reserve"	The economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of "modifying factors" (which are defined in NI 43-101 as considerations used to convert mineral resources to mineral reserves, including but not, mining processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors). Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.
"mineral resource"	A concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.
"mineralization"	The concentration of metals and their chemical compounds within a body of rock
"NI 43-101"	National Instrument 43-101 of the Canadian Securities Administrators entitled "Standards of Disclosure for Mineral Projects"
"NSR"	Net smelter return
"NYSE American"	NYSE American (formerly, NYSE MKT and the American Stock Exchange)
"ophiolite"	An assemblage of mafic and ultramafic igneous rocks ranging from spilite and basalt to gabbro and peridotite, and always derived from them by later metamorphism, whose origin is associated with an early phase of the development of a geosyncline
"RC"	A method of drilling whereby rock cuttings generated by the drill bit are flushed up from the bit face to the surface through the drill rods by air or drilling fluids for collection and analysis
"Sb"	Antimony
"SEC"	U.S. Securities and Exchange Commission
"sedimentary"	Pertaining to or containing sediment (typically, solid fragmental material transported and deposited by wind, water or ice that forms in layers in loose unconsolidated form), or formed by its deposition
"sill"	A tabular igneous intrusion that parallels the planar structure of the surrounding rock
"strike"	The direction taken by a structural surface
"tabular"	Said of a feature having two dimensions that are much larger or longer than the third, or of a geomorphic feature having a flat surface, such as a plateau
"TRS"	The Technical Report Summary for the Livengood Gold Project filed as Exhibit 96.1 to the 2022 Annual Report on Form 10-K/A for the year ended December 31, 2022 filed with the SEC on October 17, 2023
"tectonic"	Pertaining to the forces involved in, or the resulting structures of, tectonics

"tectonics"	A branch of geology dealing with the broad architecture of the outer part of the earth, that is, the major structural or deformational features and their relations, origin and historical evolution
"TSX"	Toronto Stock Exchange
"ultramafic"	Said of an igneous rock composed chiefly of mafic minerals
"vein"	An epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with the associated replacement of the host rock; also, a mineral deposit of this form and origin
"volcaniclastic"	Pertaining to a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment

USE OF NAMES

In this Annual Report on Form 10-K, unless the context otherwise requires, the terms "we", "us", "our", "ITH", "International Tower Hill", or the "Company" refer to International Tower Hill Mines Ltd. and its subsidiaries.

CURRENCY

All dollar amounts in this Annual Report on Form 10-K are presented in United States dollars unless otherwise stated. References to C$ refer to Canadian currency.

PART I

ITEM 1.   BUSINESS

Overview

ITH is a company engaged in the acquisition and development of mineral properties. The Company currently holds a 100% interest in a development stage project in Alaska referred to as the "Livengood Gold Project" or the "Project". The Company has not yet begun extraction of mineralization from the deposit or reached commercial production. As of December 31, 2025, the Livengood Gold Project has (i) proven and probable reserves of 430.1 million tonnes at an average grade of 0.65 g/tonne (9.0 million ounces) based on a gold price of $1,680 per ounce and (ii) measured and indicated mineral resources, exclusive of mineral reserves, of 274.51 million tonnes at an average grade of 0.52 g/tonne (4.62 million ounces) based on a gold price of $1,650 per ounce, in each case as reported in the TRS attached as Exhibit 96.1 to the 2022 Annual Report on Form 10-K/A filed with the SEC on October 17, 2023. A more complete description of the Livengood Gold Project, including detailed presentation of resources and reserves, is set forth in Part I, Item 2. Properties of this Annual Report on Form 10-K.

The head office and principal executive address of ITH is located at 200 Burrard Street, Suite 1570, Vancouver, British Columbia, Canada V6C 3L6, and its registered and records office is located at 745 Thurlow Street, Suite 2400, Vancouver, British Columbia, Canada V6E 0C5.

Livengood Gold Project Developments

On January 27, 2026, the Company completed a public offering of 33,672,000 common shares, at an issue price to the public of $2.22 per share, for aggregate gross proceeds, before deducting underwriting discounts and offering expenses, of approximately $74.8 million. Concurrent with the public offering, the Company completed a private placement of 19,520,000 common shares to affiliates of Paulson & Co. Inc. ("Paulson"), at the same issue price, for aggregate proceeds of approximately $43.3 million. The private placement was completed in two tranches, with 18,018,018 issued to Paulson on January 27, 2026 and an additional 1,501,982 common shares issued to Paulson on January 29, 2026 to reflect an upsizing in the size of the $60 million public offering initially announced by the Company on January 22, 2026.

Livengood Gold Project Technical Report Summary

The TRS details a project that would process 65,000 tons per day and produce 6.4 million ounces of gold over 21 years from a gold reserve estimated at 9.0 million ounces at 0.65 g/t. The TRS utilized a third-party review by Whittle Consulting and BBA Inc. to integrate new interpretations based on an expanded geological database, improved geological modelling, new resource estimation methodology, an optimized mine plan and production schedule, additional detailed metallurgical work at various gold grades and grind sizes, changes in the target grind for the mill, new engineering estimates, and updated cost inputs, all of which significantly de-risk the Project. The TRS has estimated the capital costs of the Project at $1.93 billion, the total cost per ton milled at $13.12, the all-in sustaining costs at $1,171 per ounce, and net present value (5%) at $1,800/oz of $400 million.

The Project configuration evaluated in the TRS is a conventional, owner-operated surface mine that would utilize large-scale mining equipment in a blast/load/haul operation. Mill feed would be processed in a 65,000 tons per day comminution circuit consisting of primary and secondary crushing, wet grinding in a single semi-autogenous ("SAG") mill and single ball mill followed by a gravity gold circuit and a conventional carbon in leach ("CIL") circuit.

Whittle Enterprise Optimization

Prior to beginning the Pre-feasibility Study ("PFS") for the Livengood Gold Project that is summarized in the TRS, the Company retained Whittle Engineering and BBA Inc. to collaborate on an enterprise optimization study (the "Whittle and BBA Study") to review various technologies and project configurations and to recommend the optimum configuration for the PFS. The Whittle and BBA Study reviewed secondary crushing with SAG and ball mill, tertiary crushing with ball mill, gravity/CIL at p80 of 90 micron to 250 micron, stand-alone and auxiliary heap leach configurations, gravity only gold recovery, gravity/flotation with pressure oxidation and CIL of flotation concentrate. These configurations were evaluated at various combinations of project ramp up strategy, annual throughput, primary, secondary, and tertiary grind size, as well as mining fleet size and stockpile management strategies. Tailings technologies reviewed included conventional tailings and pressure filtered tailings.

The Whittle and BBA Study determined that the gravity/CIL plant at p80 250 micron with conventional tailings provided the highest net present value, which is the configuration detailed in the PFS.

The TRS was prepared by independent third-party consultants.

The Company cautions that the TRS is preliminary in nature and is based on technical and economic assumptions which will be further refined and evaluated in a full feasibility study. The TRS is based on an updated mineral resource estimate effective as of August 20, 2021.

The Company has determined that the mineral resource estimate of August 20, 2021 remains current as of December 31, 2025.

2026 Outlook

For 2026, the Company plans to advance metallurgical studies evaluating whether antimony might be recoverable from the massive stibnite veins contained within the deposit, select and engage the technical team to begin the feasibility study, conduct drilling to obtain fresh core for metallurgical test work in support of the feasibility study, as well as conducting community engagement and advancing the baseline environmental data collection in support of the feasibility study and future permitting.

Regulatory, Environmental and Social Matters

All of the Company's currently proposed exploration is in the State of Alaska. In Alaska, low impact, initial stage surface exploration such as stream sediment, soil and rock chip sampling does not require any permits. The State of Alaska requires an APMA (Alaska Placer Mining Application) exploration permit for all substantial surface disturbances such as trenching, road building and drilling. These permits are reviewed by related state and federal agencies that can comment on, and require specific changes to, proposed work plans to minimize impacts on the environment. The permitting process for significant disturbances generally requires 30 days for processing and all work must be bonded. The Company currently has all necessary permits with respect to its currently planned exploration and development activities in Alaska. Although the Company has never had an issue with the timely processing of APMA permits, there can be no assurances that all permits will be obtained on a timely basis or at all.

The Board has a Technical Committee, which has adopted a formal, written charter. As set out in its charter, the overall purpose of the Technical Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's continuing commitment to improving the environment and ensuring that activities are carried out and facilities are operated and maintained in a safe and environmentally sound manner that reflects the Company's ideals and principles of sustainable development. The primary function of the Technical Committee is to monitor, review and provide oversight with respect to the technical aspects of the Project and to monitor policies, standards, and programs relative to health, safety, community relations and environmental-related matters. The Technical Committee also advises the Board and makes recommendations for the Board's consideration regarding health, safety, community relations and environmental-related issues. The Technical Committee took no formal action during the year ended December 31, 2025, as there were no material developments concerning the technical aspects of, or programs relative to health, safety, community relations and environmental-related matters relating to the Livengood Gold Project.

For further information regarding the regulations that may have a material impact on our business, see "Risk Factors - *Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.*"

Although not set out in a specific policy, the Company strives to be a positive influence in the local communities near the Project, not only by contributing to the welfare of such communities in the vicinity of the Project through donations of money and supplies, as appropriate, but also through hiring local workers when appropriate. The Company considers building and maintaining strong relationships with local communities to be fundamental to its ability to continue to operate in such regions and to assist in the eventual development (if any) of mining operations in such regions, and has attached considerable importance to commencing and fostering such relationships from the beginning of its involvement in the Project.

Corporate Structure

ITH was incorporated under the *Company Act* (British Columbia) under the name "Ashnola Mining Company Ltd." on May 26, 1978. ITH's name was changed to "Tower Hill Mines Ltd." on June 1, 1988, and subsequently changed to "International Tower Hill Mines Ltd." on March 15, 1991. ITH has been transitioned under, and is now governed by, the *Business Corporations Act* (British Columbia).

ITH has three subsidiaries:

- Tower Hill Mines, Inc. ("TH Alaska"), a corporation incorporated in Alaska on June 27, 2006, which holds most of the Company's Alaskan mineral properties and is 100% owned by ITH;
- Tower Hill Mines (US) LLC, a limited liability company formed in Colorado on June 27, 2006, which carries on the Company's administrative and personnel functions and is 100% owned by TH Alaska; and
- Livengood Placers, Inc., a corporation incorporated in Nevada on June 11, 1998, which holds certain Alaskan properties and is 100% owned by TH Alaska.

The following corporate chart sets forth all of ITH's material subsidiaries:



Competition

ITH is a development stage company. The Company competes with other mineral resource exploration and development companies for financing, technical expertise and the acquisition of mineral properties. Many of the companies with whom the Company competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on the acquisition, exploration and development of mineral properties. This competition could adversely impact the Company's ability to finance further exploration and to obtain the financing necessary for the Company to develop its mineral properties.

Availability of Skilled Employees and Raw Materials

All aspects of the Company's business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning, preparation of feasibility studies, permitting, construction and operation of a mine, financing and accounting. Since commencing its current operations in mid-2006, the Company has found and retained appropriate employees and consultants and believes it will continue to be able to do so in the future.

All of the raw materials the Company requires to carry on its business are readily available through normal supply or business contracting channels in Canada and the United States. Since commencing activities at the Livengood Gold Project in mid-2006, the Company has been able to secure the appropriate personnel, equipment and supplies required to conduct its contemplated programs. The Company does not believe that it will experience any shortages of required personnel, equipment or supplies in the foreseeable future.

Human Capital Resources

At December 31, 2025, the Company had three employees. The Company also uses consultants with specific skills to assist with various aspects of project evaluation, engineering, community engagement and investor relations, and corporate governance. The Company has a benefit program in place, including medical and dental benefits and basic life insurance, which applies to all permanent employees.

Seasonality

As the Company's mineral exploration and development activity takes place in Alaska, certain of its activities are seasonal. Due to the northern climate, field work on the Livengood Gold Project can be limited due to excessive snow cover and cold temperatures. In general, surface sampling work is limited to May through September and surface drilling is limited to March through November, although some locations afford opportunities for year-round exploration operations and others, such as road-accessible wetland areas, may only be explored while frozen in the winter.

Available Information

ITH maintains an internet website at *www.ithmines.com*. The Company makes available, free of charge, through the "Investors" section of its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC and its Annual Information Form, press releases and material change reports and other reports filed on the System for Electronic Document Analysis and Retrieval ("SEDAR+"). The Company's SEC filings are available from the SEC's internet website at www.sec.gov, which contains reports, proxy and information statements and other information that issuers file electronically. The Company's Canadian filings are available from the Canadian Securities Administrators' internet website at www. sedarplus.ca under the Company's profile. The contents of these websites are not incorporated into this report and the references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A.   RISK FACTORS

You should carefully consider the following risk factors in addition to the other information included in this Annual Report on Form 10-K. Each of these risk factors could materially and adversely affect our business, operating results and financial condition, as well as materially and adversely affect the value of an investment in our common shares. The risks described below are not the only ones facing the Company. Additional risks that we are not presently aware of, or that we currently believe are immaterial, may also adversely affect our business, operating results and financial condition. We cannot assure you that we will successfully address these risks or that other unknown risks exist that may affect our business.

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Risks Related to Our Business

Our success depends on the development and operation of the Livengood Gold Project, which is our only project.

Our only property at this time is our Livengood Gold Project, which is in the development stage. The TRS indicates that the Project is technically feasible and marginally viable at a gold price of $1,680 per ounce. The Company will need to raise capital or arrange financing to develop the Project, and the ability of the Company to raise capital or arrange financing in the future to develop the Project will depend on, among other factors, the prevailing capital market conditions, the price of gold, the mineral resources at the Project, the capital and operating costs of the Project, and the internal rate of return for the Project. The Company expects that many sources of capital and financing will not invest in the Project unless the internal rate of return for the Project exceeds the 5.3% set forth in the TRS, whether as a result of higher gold prices, lower capital or operating costs, or otherwise. While management is exploring opportunities identified in the TRS for optimization and reducing Project costs, there can be no assurance that any such efforts will be successful, that any of the optimization opportunities or cost savings will in fact be realized or that increases in the price of gold will be sustained for a sufficient period. No assurance can be given that the Company will be successful in raising the additional capital or securing the additional financing required to develop the Project or that any level of recovery of ore reserves will be realized. If we are not able to raise capital or secure financing for the Project, if the Project is not developed, or if the Project is otherwise subject to deterioration, destruction or significant delay, we may never generate revenues and our shareholders may lose all or a substantial portion of their investment.

We have a history of losses and expect to continue to incur losses in the future.

We have incurred losses and have had no revenue from operations since inception, and we expect to continue to incur losses in the foreseeable future. We have not commenced commercial production on the Livengood Gold Project and we have no other mineral properties. We have no revenues from operations and we do not anticipate generating revenues from operations until we are able, if ever, to begin production at the Livengood Gold Project. We will continue to incur operating losses until the Livengood Gold Project begins to generate sufficient revenues to fund continuing operations, which cannot be assured. The Project is currently in the development stage and, as contemplated in the TRS, would generate a minimal positive return at a gold price of $1,680 per ounce. Our activities may not result in profitable mining operations and we may not succeed in establishing mining operations or profitably producing metals at the Livengood Gold Project.

We are a development stage company and have no history producing metals from our properties. Any future revenues and profits are uncertain.

We have no history of mining or refining any mineral products or metals and the Livengood Gold Project is not currently producing. There can be no assurance that the Livengood Gold Project will be successfully placed into production, produce minerals in commercial quantities, or otherwise generate operating earnings. Advancing properties from the development stage into commercial production requires significant capital and time and will be subject to further feasibility studies, permitting requirements and construction of the mine, processing plants, roads and related works and infrastructure. We will continue to incur losses until such time, if ever, as our mining activities successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that we will produce revenue from any source, operate profitably or provide a return on investment in the future.

We will require additional financing to fund further exploration and, if warranted, development and production. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue as a going concern.

Advancing properties from the exploration and development stages into the production stage requires significant capital and time, and successful commercial production from a property, if any, will be subject to completing feasibility studies, permitting and construction of the mine, processing plants, roads, and other related works and infrastructure. The Company may not have sufficient financial resources or a source of operating cash flow to complete the permitting process and, if a production decision is made, to construct a mine at the Livengood Gold Project. The completion of the permitting process and any construction of a mine at the Livengood Gold Project will depend upon the Company's ability to obtain financing through the sale of its equity securities, enter into a joint venture or strategic alliance relationship, secure significant debt financing or find alternative means of financing. There is no assurance that the Company will be successful in obtaining the required financing on favorable terms or at all.

Our ability to obtain additional financing in the future will depend upon a number of factors, including prevailing capital market conditions, the status of the national and worldwide economy, our business performance and the price of gold and other precious metals. Capital markets worldwide for new mining operations are currently mixed. Strong long-term demand (especially for critical minerals) exists due to the energy transition, but short-term sentiment is cautious due to past price volatility and economic headwinds, making investors scrutinize projects closely.

Resource exploration and development is a highly speculative business, and certain inherent risks could have a negative effect on our business.

Our long-term success depends on our ability to identify mineral deposits on the Livengood Gold Project and other properties we may acquire, if any, that can then be developed into commercially viable mining operations. Resource exploration and development is a highly speculative business and involves a high degree of risk, including, among other things, the failure to discover mineral deposits or finding mineral deposits which, though present, are insufficient in size and grade at then-prevailing market conditions to return a profit from production. Substantial expenditures are required to establish proven and probable mineral reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The marketability of minerals which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company and cannot be accurately predicted. These factors include market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mineral resource estimates are based on interpretation and assumptions and could be inaccurate or yield less mineral production under actual conditions than is currently estimated. Any material changes in these estimates will affect the economic viability of placing a property into production.

The mineral resource and reserves estimates included in our reports are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company's estimates. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Because we have not commenced actual production, mineralization estimates, including mineral resource estimates, for the Livengood Gold Project may require adjustments or downward revisions, and such adjustments or revisions may be material.

Until ore is actually mined and processed, mineral resources, mineral reserves and grades of mineralization must be considered as estimates only. The grade of ore ultimately mined, if any, may differ from that indicated by any pre-feasibility or definitive feasibility studies and drill results. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Extended declines in market prices for gold may render portions or all of our mineral resources uneconomic and result in reduced reported mineralization or adversely affect the commercial viability determinations reached by us. Material changes in estimates of mineralization, grades, stripping ratios, recovery rates or of our ability to extract such mineralization may affect the economic viability of projects and the value of our Livengood Gold Project. The estimated resources described in our reports should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

There may be differences in U.S. and Canadian practices for reporting mineral reserves and resources.

We currently file resource and reserve estimates with Canadian securities regulators in accordance with NI 43-101 and with the SEC in accordance with subpart 1300 of Regulation S-K. Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. While the requirements for reporting mineral resources, including subcategories of measured, indicated and inferred resources, and mineral reserves are largely similar for NI 43-101 and S-K 1300 standards, disclosures of resources and reserves in Canada and the United States could vary as a result of applying the applicable requirements of each jurisdiction. Our reserve and resource estimates are currently identical in our Canadian and U.S. filings, but future disclosures of resources and reserves may not be the same across both jurisdictions, and changes in disclosure requirements in Canada or in the U.S. may cause us to report different resources and reserves in each jurisdiction.

Increased costs could affect our ability to bring our projects into production and, once in production, our financial condition and ability to be profitable.

Management anticipates that costs at the Livengood Gold Project will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as steel, fuel, rubber and electricity. Such commodities are at times subject to a number of factors that may cause their price to increase, such as volatile price movements, supply chain challenges and geopolitical events including imposition of tariffs and retaliatory trade measures. Any such increase in price could result in a material increase in our costs, including future development and constructions costs, that could impact our ability to develop and construct the Project or have a significant effect on the Company's profitability in the event that a production decision is made.

The volatility of the price of gold could adversely affect any future operations and, if warranted, our ability to develop our properties.

Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced, if any. The Company's long-term viability and profitability, the value of the Company's properties, the market price of its common shares and the Company's ability to raise funding to conduct continued exploration and development, if warranted, depend, in large part, upon the market price of gold. The decision to put a mine into production and to commit the funds necessary for that purpose must be made long before the first revenue from production would be received. A decrease in the price of gold may prevent the Company's property from being economically mined or result in the write-off of assets whose value is impaired as a result of lower gold prices.

The price of gold has experienced significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including economic and political conditions, expectations of inflation, currency exchange fluctuations, interest rates, global or regional demand, sale or purchase of gold by various central banks and financial institutions, speculative activities and increased production due to improved mining and production methods. The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. There can be no assurance that the price of gold will be such that any such deposits can be mined at a profit. The volatility in gold prices is illustrated by the following table, which presents the high, low and average fixed price in U.S. dollars for an ounce of gold, based on the London Bullion Market Association P.M. fix, over the past five years:

	High		Low		Average	
2021	$	1,943	$	1,684	$	1,799
2022	$	2,039	$	1,629	$	1,800
2023	$	2,078	$	1,811	$	1,942
2024	$	2,778	$	1,985	$	2,388
2025	$	4,481	$	2,633	$	3,439
January 1, 2026 to March 3, 2026	$	5,405	$	4,353	$	4,892

Our results of operations could be affected by currency fluctuations.

The Livengood Gold Project is located in the United States, with most costs associated with the Project paid in U.S. dollars, and the Company maintains accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations. There can be significant swings in the exchange rate between the U.S. and Canadian dollar, including due to impacts of geopolitical events such as imposition of tariffs and retaliatory trade measures. There are no plans at this time to hedge against any exchange rate fluctuations in currencies. Adverse foreign currency fluctuations may cause losses and materially affect the Company's financial position and results.

Resource exploration, development and production involve a high degree of risk and we do not maintain insurance with respect to certain of these risks, which exposes us to significant risk of loss.

Resource exploration, development and production involve a high degree of risk. Our operations are, and any future development or mining operations we may conduct will be, subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as, but not limited to:

- economically insufficient mineralized material;
- fluctuations in exploration, development and production costs;
- labor disputes;
- unanticipated variations in grade and other geologic problems;
- water conditions;
- difficult surface or underground conditions;
- mechanical and equipment failure;
- failure of pit walls or dams;
- environmental hazards;
- industrial accidents;
- metallurgical and other processing problems;
- unusual or unexpected rock formations;
- personal injury, cave-ins, landslides, flooding, fire, explosions, and rock-bursts;
- metal losses;
- power outages;
- periodic interruptions due to inclement or hazardous weather conditions; and
- decreases in the value of mineralized material due to lower gold prices.

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These risks could result in damage to, or destruction of, mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. Although the Company maintains and expects to maintain insurance within ranges of coverage consistent with industry practice, no assurance can be given that the Company will be able to obtain insurance to cover all of these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities, if warranted. Should events such as these that are not covered by insurance arise, they could reduce or eliminate our assets and shareholder equity as well as result in increased costs and a decline in the value of our assets or common shares.

We may not be able to obtain all required permits and licenses to place any of our properties into production.

The current and future operations of the Company require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Costs related to applying for and obtaining permits and licenses may be prohibitive and could delay our planned exploration and development activities. Failure to comply with permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Delays in obtaining, or the failure to obtain, any such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could delay or prevent production of the Livengood Gold Project and have a material adverse effect on the Company.

Title to the Livengood Gold Project may be subject to defects in title or other claims, which could affect our property rights and claims.

There are risks that title to the Livengood Gold Project may be challenged or impugned. The Livengood Gold Project is located in the State of Alaska and may be subject to prior unrecorded agreements or transfers or native land claims, and title may be affected by undetected defects. There may be valid challenges to the title of the Livengood Gold Project which, if successful, could impair development or operations. This is particularly the case in respect of those portions of our properties in which we hold our interest solely through a lease with the claim holders, as such interest is substantially based on contract and has been subject to a number of assignments (as opposed to a direct interest in the property).

Some of the mining claims at the Livengood Gold Project are U.S. federal or Alaska state "unpatented" mining claims. There is a risk that a portion of such unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine any minerals contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the applicable U.S. federal and Alaska state mining laws. Unpatented mining claims are unique property interests and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the provisions of the *U.S. General Mining Law of 1872* (the "U.S. General Mining Law"). Unpatented mining claims are always subject to possible challenges of third parties or validity contests by the United States federal government or the Alaska state government, as applicable. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. Title to the unpatented mining claims may also be affected by undetected defects such as unregistered agreements or transfers and there are few public records that definitively determine the issues of validity and ownership of unpatented mining claims. The Company has not obtained full title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt. Should the federal government impose a royalty or additional tax burdens on the properties that lie within public lands, the resulting mining operations could be seriously impacted, depending upon the type and amount of the burden.

The leases and agreements pursuant to which the Company has interests, or the right to acquire interests, in a significant portion of the Livengood Gold Project provide that the Company must make a series of cash payments over certain time periods or expend certain minimum amounts on the exploration of the properties. Failure by the Company to make such payments or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, which could result in the Company forfeiting its interest in one or more of its mineral properties.

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The Company may not have and may not be able to obtain surface or access rights to all or a portion of the Livengood Gold Project.

Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time-consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry-on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase such surface rights, and therefore it may be unable to carry out planned exploration, development or mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

We are subject to significant governmental regulations which affect our operations and costs of conducting our business.

Any exploration activities carried on by the Company are, and any future development or mining operations we may conduct will be, subject to extensive laws and regulations governing various matters, including:

- mineral concession acquisition, exploration, development, mining and production;
- management of natural resources;
- exports, price controls, taxes and fees;
- labor standards on occupational health and safety, including mine safety;
- post-closure reclamation;
- environmental standards, waste disposal, toxic substances, explosives, land use and environmental protection; and
- dealings with indigenous peoples and historic and cultural preservation.

Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Failure to comply with applicable laws, regulations and permits may result in civil or criminal fines or penalties, enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate third parties suffering loss or damage as a result of our mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

It is also possible that future laws and regulations could cause additional expense, capital expenditures, restrictions on or suspension of the Company's operations and delays in the exploration and development of the Company's properties.

Legislation has been proposed that would significantly affect the mining industry and our business.

In recent years, members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the U.S. General Mining Law. If adopted, such legislation, among other things, could eliminate or greatly limit the right to a mineral patent, impose federal royalties on mineral production from unpatented mining claims located on U.S. federal lands (which includes certain of the mining claims at the Livengood Gold Project), result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on U.S. federal lands, all of which could have a material and adverse effect on the Company's ability to operate and its cash flow, results of operations and financial condition.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

The activities of the Company are subject to environmental regulations in the jurisdictions in which we operate. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental

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impact assessments. Environmental legislation is evolving in a manner involving stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays, cause material changes or delays in our current and planned operations and future activities and reduce the profitability of operations. It is possible that future changes in these laws or regulations could have a significant adverse impact on the Livengood Gold Project or some portion of our business, causing us to re-evaluate those activities at that time.

Examples of current U.S. federal laws which may affect our current operations and may impact future business and operations include, but are not limited to, the following:

● The Comprehensive Environmental, Response, Compensation, and Liability Act ("CERCLA"), and comparable state statutes, impose strict, joint and several liability on current and former owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the government to file claims requiring cleanup actions, demands for reimbursement for government-incurred cleanup costs, or natural resource damages, or for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes, govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance, as well as requirements for corrective actions. CERCLA, RCRA and comparable state statutes can impose liability for clean-up of sites and disposal of substances found on exploration, mining and processing sites long after activities on such sites have been completed.

● The Clean Air Act ("CAA") restricts the emission of air pollutants from many sources, including mining and processing activities. Our mining operations may produce air emissions, including fugitive dust and other air pollutants from stationary equipment, storage facilities and the use of mobile sources such as trucks and heavy construction equipment, which are subject to review, monitoring or control requirements under the CAA and state air quality laws. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance. In addition, permitting rules may impose limitations on our production levels or result in additional capital expenditures in order to comply with the regulations.

● The National Environmental Policy Act ("NEPA") requires federal agencies to integrate environmental considerations into their decision-making processes by evaluating the environmental impacts of their proposed actions, including issuance of permits to mining facilities, and assessing alternatives to those actions. If a proposed action could significantly affect the environment, the agency must prepare a detailed statement known as an Environmental Impact Statement ("EIS"). The U.S. Environmental Protection Agency ("EPA"), other federal agencies, and any interested third parties will review and comment on the scoping of the EIS and the adequacy of and findings set forth in the draft and final EIS. We are required to undertake the NEPA process for the Livengood Gold Project permitting. The NEPA process can cause delays in issuance of required permits or result in changes to a project to mitigate its potential environmental impacts, which can in turn impact the economic feasibility of a proposed project or the ability to construct or operate the Livengood Gold Project or other properties and may make them entirely uneconomic.

● The Clean Water Act ("CWA"), and comparable state statutes, impose restrictions and controls on the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA regulates storm water mining facilities and requires a storm water discharge permit for certain activities. Such a permit requires the regulated facility to monitor and sample storm water run-off from its operations. The CWA and regulations implemented thereunder also prohibit discharges of dredged and fill material in wetlands and other waters of the United States unless authorized by an appropriately issued permit. The CWA and comparable state statutes provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants and impose liability on parties responsible for those discharges for the costs of cleaning up any environmental damage caused by the release and for natural resource damages resulting from the release.

- The Safe Drinking Water Act ("SDWA") and the Underground Injection Control ("UIC") program promulgated thereunder, regulate the drilling and operation of subsurface injection wells. The EPA directly administers the UIC program in some states and in others the responsibility for the program has been delegated to the state. The program requires that a permit be obtained before drilling a disposal or injection well. Violation of these regulations or contamination of groundwater by mining related activities may result in fines, penalties, and remediation costs, among other sanctions and liabilities under the SDWA and state laws. In addition, third party claims may be filed by landowners and other parties claiming damages for alternative water supplies, property damages, and bodily injury.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs, which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our future partners and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the emotion, political significance and uncertainty around the impact of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

Land reclamation requirements for our properties may be burdensome and expensive in the future.

Land reclamation requirements are generally imposed on mineral exploration and development companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

- control dispersion of potentially deleterious effluents;
- treat ground and surface water to drinking water standards; and
- reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with the potential development activities at the Livengood Gold Project, we must allocate financial resources that might otherwise be spent on further exploration and development programs. We plan to set up a provision for reclamation obligations on the Livengood Gold Project, as appropriate, but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

The mining industry is intensely competitive, and we have limited financial and personnel resources with which to compete.

The Company's business of acquiring, exploring and, if warranted, developing and mining mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which may have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Increased competition could adversely affect the Company's ability to attract necessary capital funding, acquire suitable producing properties or prospects for mineral exploration in the future, or attract or retain key personnel or outside technical resources.

A shortage of equipment and supplies could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our exploration and, if warranted, development and mining operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore limit or increase the cost of production.

We are dependent on key personnel and the absence of any of these individuals could adversely affect our business. We may experience difficulty attracting and retaining qualified personnel.

Our future success is largely dependent on the performance and abilities of our directors, officers, employees and management and on our ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. In addition, the Company has relied and may continue to rely upon consultants and others for operating expertise. There is no assurance that we will be able to maintain the services of our directors, officers, employees or other qualified personnel required to operate our business. The loss of the services of these persons could have a material adverse effect on our business and prospects. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance we will be able to recruit and retain such personnel. The number of persons skilled in the acquisition, exploration and development of mineral properties is limited and competition for such persons is intense. If we are not successful in attracting and retaining qualified personnel, our ability to develop our properties could be affected, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. We do not maintain "key man" life insurance policies on any of our officers or employees.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards ("NOLs") to offset future taxable income. Similarly, where control of a corporation has been acquired by a person or group of persons, subsection 111(5) of the Canadian Tax Act, and equivalent provincial income tax legislation restrict the corporation's ability to carry forward non-capital losses from preceding taxation years. Our existing NOLs may be subject to limitations arising from previous ownership changes. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code or an acquisition of control for the purposes of subsection 111(5) of the Canadian Tax Act, and adversely affect our ability to utilize our NOLs in the future. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

A significant disruption to our information technology systems or those of our third-party service providers could adversely affect our business and operating results.

We rely on a variety of information technology systems to manage and support our operations. For example, we depend on our information technology systems for financial reporting, operational management, and email. These systems contain, among other information, our proprietary business information and personally identifiable information of our employees. The proper functioning of these systems and the security of such data is critical to the efficient operation and management of our business, and these functions are outsourced by us to third-party service providers on whom we rely for the proper functioning and security of these systems. In addition, these systems could require modifications or upgrades from time to time as a result of technological changes or growth in our business, and we may change the third-party service providers with whom we contract to maintain the functioning or security of these systems from time to time, which modifications, upgrades or changes could be costly and disruptive to our operations and could impose substantial demands on management's time. Our systems, and those of our third-party service providers, could be vulnerable to damage or disruption caused by catastrophic events, power outages, natural disasters, computer system or network failures, viruses, ransomware or malware, physical or electronic break-ins, unauthorized access, or cyber-attacks.

Any security breach could compromise our networks, and the information stored on them could be improperly accessed, disclosed, lost, stolen or restricted. Because techniques used to sabotage systems, obtain unauthorized access to systems or prohibit authorized access to systems change frequently and generally are not detected until successfully launched against a target, we or our third-party service providers may be unable to anticipate these techniques, and the cybersecurity processes, technologies and controls that we or our third-party service providers have implemented to secure our systems and electronic information may not be adequate to prevent a disruption or attack or to timely assess, identify and manage a cyber-attack. Actions taken by us or third-party service providers in response to a cyber-attack may not be adequate. Any unauthorized activities could disrupt our operations or those of our third-party service providers on which we are dependent; result in the misappropriation or compromise of confidential information, extortion, or fraud; harm our employees or counterparties; cause us to violate privacy or security laws; or result in legal claims or proceedings, any of which could adversely affect our business, reputation, or operating results.

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Risks Related to Our Common Shares

Our share price may be volatile and as a result you could lose all or part of your investment.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage mining companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Any quoted market for our common shares may be subject to market trends and conditions generally, notwithstanding any potential success we have in creating revenues, cash flows or earnings. The price of our common shares has been subject to price and volume volatility in the past. In 2025, the price of our common shares on the TSX ranged from a low of C$0.65 to a high of C$3.85, and on the NYSE American ranged from a low of $0.45 to a high of $2.76. From January 1, 2026 to March 3, 2026, the price of our common shares on the TSX ranged from a low of C$2.57 to a high of C$4.90, and on the NYSE American ranged from a low of $1.89 to a high of $3.61. There can be no assurance that significant fluctuations in the trading price of the Company's common shares will not continue to occur, or that such fluctuations will not materially adversely impact the Company's ability to raise equity funding without significant dilution to its existing shareholders, or at all. As a result, our shareholders may be unable to resell their shares at a desired price.

Future issuances of our securities in the public or private markets will dilute our current shareholders and could adversely affect the trading price of our common shares and our ability to continue to raise funds in new stock offerings.

It is likely that the Company will issue common shares or securities exercisable or convertible into common shares in the future. The Company may issue securities on less than favorable terms to raise sufficient capital to fund its business plan. Any transaction involving the issuance of common shares or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares, could adversely affect the trading prices of our common shares and could impair our ability to raise capital through future offerings of securities.

We have never paid dividends on our common shares.

We have not paid dividends on our common shares to date, and we may not be in a position to pay dividends for the foreseeable future. Our ability to pay dividends will depend on our ability to successfully develop the Livengood Gold Project and generate earnings from operations. Further, our initial earnings, if any, will likely be retained to finance our operations. Any future dividends will depend upon our earnings, our then-existing financial requirements and other factors, and will be at the discretion of the Board.

We believe that we likely were a passive foreign investment company ("PFIC") during the fiscal year ended December 31, 2025, which may result in adverse U.S. federal income tax consequences to U.S. holders.

We believe that we likely were a PFIC for U.S. federal income tax purposes during the fiscal year ended December 31, 2025, and we expect that we will be a PFIC in the current year and that we may continue to be classified as a PFIC in future years. The determination of whether or not the Company is a PFIC is a factual determination dependent on a number of factors and cannot be made until the close of the applicable tax year. Accordingly, no assurances can be given regarding the Company's PFIC status for the current year or any future year. If the Company is a PFIC at any time during a U.S. holder's holding period, then certain potentially adverse tax consequences could apply to such U.S. holder's acquisition, ownership, and disposition of common shares. For more information, please see the discussion in "Certain U.S. Federal Income Tax Considerations for U.S. Holders" below.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

The Company has processes, policies and procedures for identifying, assessing, managing, and responding to cybersecurity threats and incidents. These are integrated into our overall risk management systems, as overseen by the Board, primarily through the Audit Committee. Our policies and procedures include protocols for assessing potential material impacts from cybersecurity threats, escalating to management and the Board of Directors, engaging external stakeholders, and reporting incidents based on applicable legal requirements.

We use specialized IT tools and services, including with the support of third-party service providers, to understand, manage, mitigate and continually remediate identified threats. The Company logs identified cybersecurity threats and tracks corresponding risk management activities. Identified cybersecurity threats are discussed with management for resolution planning and escalation.

Testing of our security controls in connection with the auditing of our financial systems is completed annually. At least annually, we conduct training and awareness for our employees to help identify, avoid and mitigate cybersecurity threats.

We regularly evaluate the cybersecurity threats associated with third-party suppliers and service providers that have access to the Company's networks, confidential information, and information systems. We provide third-party vendors, consultants, and partners with detailed security requirements for securing their connections to our IT networks. In addition, we seek to make third-party service providers contractually responsible for identifying and remediating security issues within their technology and service environment.

Management has not identified risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. While we have implemented a cybersecurity program, the techniques used to compromise IT systems continue to evolve. Accordingly, we may not be able to timely detect cybersecurity threats or anticipate and implement adequate security measures. For additional information regarding risks relating to privacy and cybersecurity, see "Item 1A – Risk Factors."

Governance

The Board is responsible for overseeing the assessment and management of enterprise-level risks that may impact the Company. The Audit Committee has primary responsibility for overseeing risk management, including oversight of risks from cybersecurity threats. The Chief Executive Officer and Chief Financial Officer of the Company report on cybersecurity matters, including material threats, to the Audit Committee at regularly scheduled Audit Committee meetings, which are then discussed with the Board.

It is management's responsibility to manage cybersecurity threats, as described above, and bring to the Board's attention any material threats. Under the oversight of the Audit Committee, the Chief Executive Officer of the Company is primarily responsible for the assessment and management of cybersecurity threats and utilizes third-party consultants retained by the Company for advice.

ITEM 2.   PROPERTIES

The Company is engaged in the acquisition and development of mineral properties. The Company currently holds or has the right to acquire interests in one property – a development stage property in Alaska referred to as the Livengood Gold Project.

Information concerning our mining properties in this Annual Report on Form 10-K has been prepared in accordance with the requirements of subpart 1300 of Regulation S-K, which first became applicable to us for the fiscal year ended December 31, 2021. These requirements differ significantly from the previously applicable disclosure requirements of SEC Industry Guide 7. Among other differences, subpart 1300 of Regulation S-K requires us to disclose our mineral resources, in addition to our mineral reserves, as of the end of our most recently completed fiscal year both in the aggregate and for each of our individually material mining properties.

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As used in this Annual Report on Form 10-K, the terms "mineral resource," "measured mineral resource," "indicated mineral resource," "inferred mineral resource," "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are defined and used in accordance with subpart 1300 of Regulation S-K. Under subpart 1300 of Regulation S-K, mineral resources may not be classified as "mineral reserves" unless the determination has been made by a qualified person that the mineral resources can be the basis of an economically viable project. You are specifically cautioned not to assume that any part or all of the mineral deposits (including any mineral resources) in these categories will ever be converted into mineral reserves, as that term is defined by the SEC.

You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources are estimates based on limited geological evidence and sampling and have too high of a degree of uncertainty as to their existence to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Estimates of inferred mineral resources may not be converted to a mineral reserve. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be the basis of an economically viable project, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted to mineral reserves.

Additionally, we are subject to the reporting requirements of the applicable U.S. and Canadian securities laws, and as a result we publicly report our mineral reserves and mineral resources according to two different standards. U.S. reporting requirements are governed by subpart 1300 of Regulation S-K. Canadian reporting requirements for disclosure of mineral properties are governed by the NI 43-101. Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions. While the requirements for reporting mineral resources, including subcategories of measured, indicated and inferred resources, and mineral reserves are largely similar for NI 43-101 and S-K 1300 standards, disclosures of resources and reserves in Canada and the United States could vary as a result of applying the applicable requirements of each jurisdiction.

The information that follows relating to the Livengood Gold Project is derived, for the most part, from, and in some instances is an extract from, the TRS and prepared in compliance with Item 601(b)(96) and subpart 1300 of Regulation S-K. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the TRS, incorporated herein by reference into this report.

LIVENGOOD GOLD PROJECT, ALASKA

The Company currently holds, or has rights to acquire, ownership or leasehold interests in a group of adjacent mineral properties in Alaska that we collectively refer to as the "Livengood Gold Project." The Livengood Gold Project is located approximately 113 km (70 miles) by road northwest of Fairbanks, Alaska and approximately 65 km (40 miles) north of the boundary of the Fairbanks North Star Borough as shown in Figure 1 below. The Project lies within the Tolovana Mining District in the northern part of the Tintina Gold Belt.

Table of Contents

Property Description and Location


Arctic Ocean
Prudhoe Bay
Alaska
Yukon
Livengood Property
Tintina Gold Belt
Fairbanks
Dawson City
ALASKA
U.S.A
CANADA
Anchorage
Whitehorse
Bering Sea
Gulf of Alaska
500 km
400 miles
Livengood Gold Project
Dalton Hwy
Elliott Hwy
Steese Hwy
25
Miles
Fairbanks
Parks Hwy
Richardson Hwy
Livengood Gold Project
International Tower Hill Mines Ltd
Legend
Highways
Alaska Railroad
Trans Alaska Pipeline Corridor
Power Connection to Existing Grid
Project Area

Figure 1: Location of the Livengood Gold Project

The Company owns a 100% interest in the Livengood Gold Project and the Company’s primary focus is to develop the Project with the objective of achieving commercial production. The Company’s book value of its investment in the Livengood Gold Project is $55,375,124 as of December 31, 2025.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Livengood Gold Project is located approximately 113 km (70 miles) by road northwest of Fairbanks, Alaska in the Tolovana Mining District within the Tintina Gold Belt. The Project area is centered on Money Knob, a local topographic high point located at 65˚30’16”N, 148˚31’33”W. This feature and the adjoining ridgelines are the probable lode gold source for the Livengood placer deposits that lie in the adjacent valley and that have been actively mined since 1914 and have produced more than 500,000 ounces of gold.

The Livengood Gold Project straddles and is accessed via the Elliot Highway, a paved, all-weather road linking the north slope oil fields at Prudhoe Bay to central and southern Alaska through Fairbanks. At present there are no full-time residents in the former mining town of Livengood. A number of unpaved roads have been developed in the area providing excellent access to the Livengood Gold Project. A 427 m (1400-foot) runway is located 6 km (3.7 miles) to the southwest near the former Alyeska Pipeline Company Livengood Camp and is suitable for light aircraft. The Livengood Gold Project is also adjacent to the Alyeska Pipeline corridor, which transports crude oil from Prudhoe Bay south. This corridor contains a fiber optic communications cable utilized at the Livengood Gold Project.

Topography at the site is eroded hills and valleys with a general elevation difference of 200 m (656 feet). The valleys generally contain active streams draining into the Tolovana River system to the west.

The site is approximately 65 km (40 miles) south of the Arctic Circle, and has a subarctic climate with long, cold winters and short, warm summers. Annual precipitation is approximately 40 cm (16 inches). Average low temperatures in winter are -21° to -28° Celsius

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(-6° to -18° Fahrenheit), with records reaching as low as -55° Celsius (-67° Fahrenheit). Exploration work on the Livengood Gold Project can be limited due to excessive snow cover and cold temperatures. In general, surface sampling work is limited to May through September and surface drilling from March through November. Road-accessible wetland areas may only be explored while frozen in the winter. Work to date on the site has been limited to exploration and geotechnical drilling and environmental baseline activities. The Company does not have any plant or equipment at the site, relying on contractors to perform the work.

The nearest community to Livengood Gold Project is the village of Minto, a town with a population of approximately 113 people located approximately 65 km (40 miles) southwest by road. The Fairbanks metropolitan area has a population of approximately 95,600 people, and comprises the regional center with hospitals, government offices, businesses and the University of Alaska, Fairbanks. The city is linked to southern Alaska along a north-south transportation and utility corridor that includes two paved highways, a railroad to tide water, an interlinked electrical grid, and communications infrastructure. Fairbanks has an international airport serviced daily by up to three major airlines.

In preliminary, non-binding discussions, the local utility in Fairbanks (Golden Valley Electrical Association) has indicated that 50-60 Megawatts of power could be available to the Livengood Gold Project. Livengood would be connected to the local grid by building an 82 km (50 miles) 230-kVA line along the pipeline corridor. Environmental baseline studies required for the electrical line construction started in 2011.

The TRS describes the plans for the infrastructure required at the Livengood Gold Project. These include evaluating mine shops; process, water and tailing management facilities; power; access roads; administration offices; and camp facilities.

Livengood Gold Project Lands

The Livengood Gold Project covers approximately 19,546 hectares (48,300 acres), all of which is controlled by the Company through its wholly-owned subsidiary, TH Alaska. The Livengood Gold Project is comprised of multiple land parcels: 100% owned patented mining claims; 100% owned State of Alaska mining claims; 100% owned federal unpatented placer claims; land leased from the Alaska Mental Health Trust ("AMHT"); land leased from holders of state and federal patented and unpatented mining and placer claims; and undivided interests in patented mining claims. The property and claims controlled through ownership, leases or agreements are summarized below:

100% owned patented mining claims

- U.S. Mineral Survey 1960 and 2447, located on lower Livengood Creek, subject to an agreement to allow Larry Nelson, as agent for Nelson Mining Company, to operate a placer mine on MS 1960 and 2447 through February 2, 2026 and subsequent reclamation obligations.

- U.S. Mineral Survey 1956, located on lower Gertrude Creek, subject to a reserved royalty of 5% of gross value held by Key Trust Company on behalf of the Luther Hess Trust.

- With respect to portions of U.S. Mineral Survey 1626, located on lower Amy Creek:
  100% of No. 2 Above Discovery Any Creek,
  100% of No. 3 Above Discovery Amy Creek, and
  100% of Up Grade Association Bench

100% owned State of Alaska mining claims

- 169 state claims acquired by purchase

- 153 state claims acquired by location

100% owned federal unpatented placer claims

- 29 federal unpatented placer claims

100% owned Livengood Placers, Inc., a private Nevada corporation that is 100% owned by TH Alaska. Livengood Placers, Inc. is the record owner of the following:

- 29 patented claims

- 108 federal unpatented placer claims

- 24 State of Alaska mining claims

Leased property

<u>Alaska Mental Health Trust Lease.</u> A lease of the AMHT mineral rights having a term commencing July l, 2004 and extending 29 years until June 30, 2033, subject to further extensions beyond June 30, 2033 by either (1) commercial production or (2) payment of an annual advance minimum royalty and diligent pursuit of development. The lease requires minimum work expenditures and advance minimum royalties (all of which minimum royalties are recoverable from production royalties) which escalate annually with inflation. A net smelter return ("NSR") production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease. In addition, an NSR production royalty of 1% is payable to the lessor with respect to the unpatented federal mining claims subject to the lease described in the Hudson/Geraghty Lease below and an NSR production royalty of between 0.5% and 1.0% (depending upon the price of gold) is payable to the lessor with respect to the lands acquired by the Company as a result of the purchase of Livengood Placers, Inc. in December 2011. As of December 31, 2025, there were 12,986 acres included in the AMHT lease.

<u>Hudson/Geraghty Lease.</u> A lease of 20 federal unpatented lode mining claims having an initial term of ten years commencing on April 21, 2003 and continuing for so long thereafter as advance minimum royalties are paid and mining related activities, including exploration, continue on the property or on adjacent properties controlled by the Company. The lease requires an advance minimum royalty of $50,000 on or before each anniversary date for the duration of the lease (all of which minimum royalties are recoverable from production royalties). An NSR production royalty of between 2% and 3% (depending on the price of gold) is payable to the lessors. The Company may purchase 1% of the royalty for $1,000,000.

<u>Griffin Lease.</u> A lease of three patented lode claims having an initial term of ten years commencing January 18, 2007, and continuing for so long thereafter as minimum royalties are paid. In 2019, the Company acquired a 40% interest in the mining claims subject to the lease, providing the Company with a 40% interest in the lease. The lease requires a minimum royalty of $15,000 payable to the remaining third-party lessors on or before each anniversary date subsequent to January 18, 2017 (all of which minimum royalties are recoverable from production royalties). A production royalty of 1.8% NSR is payable to the remaining third-party lessors. At any time during the term of the lease, the Company may exercise its option to purchase all interests of the remaining third party lessors in the patented lode claims subject to the lease (including the production royalty) for $600,000 (less all minimum and production royalties paid to said lessors prior to the date the option is exercised), of which 10% of the purchase price is payable upon exercise, 40% is payable in equal installments over the subsequent four years following the exercise, and 50% is payable by way of the 1.8% NSR production royalty. Upon commencement of commercial production, the option must be exercised.

<u>Tucker Lease.</u> A lease of two unpatented federal lode mining claims and four federal unpatented placer claims having an initial term of ten years commencing on March 28, 2007, and continuing for so long thereafter as advance minimum royalties are paid and mining related activities, including exploration, continue on the property or on adjacent properties controlled by the Company. The lease requires an advance minimum royalty of $15,000 on or before each anniversary date for the duration of the lease (all of which minimum royalties are recoverable from production royalties). The Company is required to pay the lessor the additional sum of $250,000 upon making a positive production decision, of which $125,000 is payable within 120 days of the decision and $125,000 is payable within a year of the decision (all of which are recoverable from production royalties). An NSR production royalty of 2% is payable to the lessor. The Company may purchase all of the interest of the lessor in the leased property (including the production royalty) for $1,000,000.

Patented claims (undivided interests less than 100%)

- An undivided 203/240th interest in that certain patented placer mining claim known as the "Kinney Bench" claim, included within U.S. Mineral Survey No. 1626 on lower Amy Creek.

- An undivided 53/90th interest in that certain patented placer mining claim known as the "Union Bench Association" claim, included within U.S. Mineral Survey No. 1626 on lower Amy Creek.
- An undivided 83/120th interest in that certain patented placer mining claim known as the "Bessie Bench" claim, included within U.S. Mineral Survey No. 1626 on lower Amy Creek.
- An undivided 23/60th interest in those certain patented placer mining claims known as the "War Association" claim; the "Mutual Association" claim; and the "O.K. Fraction" claim, all included within U.S. Mineral Survey No. 2033 on lower Amy Creek.
- An undivided 2/5th interest in those certain patented lode mining claims included within U.S. Mineral Survey No. 1990.

On State of Alaska lands, the state holds both the surface and the subsurface rights. State of Alaska 40-acre mining claims require an annual rental payment by November 30th of each year of $40 per claim to be paid to the state for the first five years, $85 per year for the second five years, and $205 per year thereafter. The annual rental rates for each 160-acre claim are $165 for the first five years, $330 for the second five years, and $825 per year thereafter. As a consequence of the annual rentals due, all Alaska State Mining Claims have an expiry date of November 30th each year. In addition, there is a minimum annual work expenditure requirement of $100 per 40-acre claim (due on or before noon on September 1 in each year) or cash-in-lieu thereof, and an affidavit evidencing that such work has been performed is required to be filed on or before November 30th in each year. Excess work can be carried forward for up to four years. If the rental is paid and the work requirements are met, the claims can be held indefinitely. The work completed by the Company during the 2025 field season was filed as assessment work, and the value of that work is sufficient to meet the assessment work requirements through September 1, 2029 on all State of Alaska mining claims.

Holders of State of Alaska mining claims are also required to pay a production royalty on all revenue received from minerals produced on state land during each calendar year. The production royalty rate is 3% of net income.

Holders of federal unpatented mining claims are required to pay an annual rental of $200 per 20 acres.

All of the foregoing agreements are in good standing and are transferable. The Company has taken reasonable steps to verify title to mineral properties in which it has an interest. Except for the patented claims, none of the properties have been surveyed.

Holders of Federal and Alaska State unpatented mining claims have the right to use the land or water included within mining claims only when necessary for mineral prospecting, development, extraction, or basic processing, or for storage of mining equipment. However, the exercise of such rights is subject to the appropriate permits being obtained.

Geology and Mineralization

The rocks at the Livengood Gold Project are part of the Livengood Terrane, an east–west belt, approximately 240 km (149 miles) long, consisting of tectonically interleaved assemblages of various ages. These assemblages include the Amy Creek Assemblage, a sequence of latest Proterozoic and/or early Paleozoic basalt, mudstone, chert, dolomite, and limestone. An early Cambrian ophiolite sequence of mafic and ultramafic sea floor rocks was thrust over the Amy Creek Assemblage and was, in turn, overthrust by a sequence of Devonian shale, siltstone, conglomerate, volcanic, and volcaniclastic rocks, which are the dominant host to the mineralization currently under exploration at the Livengood Gold Project. The Devonian assemblage was overthrust by a second klippe of Cambrian ophiolite rocks. All of these rocks are intruded by Cretaceous multiphase monzonitic and syenitic dikes and sills. Gold mineralization is spatially and temporally associated with these intrusive rocks.

Gold mineralization occurs in association with disseminated arsenopyrite and pyrite in volcanic, sedimentary, and intrusive rocks, and in quartz veins cutting the more competent lithologies, primarily volcanic rocks, sandstones, and, to a lesser degree, ultramafic rocks. Three principal stages of alteration are currently recognized, an early biotite stage, followed by albite-quartz, and a late sericite-quartz assemblage. Carbonate appears to have been introduced with and subsequent to these stages. Arsenopyrite and pyrite were introduced primarily during the albite-quartz and sericite-quartz stages. Gold correlates strongly with arsenic and occurs primarily within and on the margins of arsenopyrite and pyrite.

Mineralization is interpreted as intrusion-related, consistent with other gold deposits of the Tintina Gold Belt, and has a similar As-Sb geochemical association. Mineralization is controlled partly by lithologic units but thrust-fold architecture was key to providing pathways for intrusive and associated hydrothermal fluids.

Local fault and contact limits to mineralization have been identified, but overall, the deposit has not been closed off in any direction. The current resource and area drilled covers the most significant portion of the area with anomalous gold in surface soil samples, but still represents only about 25% of the total gold-anomalous area.

Among deposits of the Tintina Gold Belt, mineralization at the Livengood Gold Project is most similar to the dike and sill-hosted mineralization at the Donlin Creek deposit, where gold occurs in narrow quartz veins associated with dikes and sills of similar composition. The age of the intrusions and the genetic link between the mineralization and intrusive rocks are typical of those of other nearby gold deposits of the Tintina Gold Belt, which have been characterized as intrusion-related gold systems and for these reasons the Livengood Gold Project is best classified with them.

History and Exploration

Gold was first discovered in the gravels of Livengood Creek in 1914. Subsequently, over 500,000 ounces of placer gold were produced and the small town of Livengood was established. From 1914 through the 1970's, the primary focus of prospecting activity was placer deposits. Historically, prospectors considered Money Knob and the associated ridgeline the source of the placer gold. Prospecting, in the form of dozer trenches, was carried out for lode type mineralization in the vicinity of Money Knob primarily in the 1950's. However, to date no significant production has been derived from lode gold sources in the Livengood Gold Project area.

The geology and mineral potential of the Livengood District have been investigated by state and federal agencies and explored by several companies over the past 50-plus years. Modern mapping and sampling investigations were initially carried out by the U.S. Geological Survey in 1967 as part of a heavy metal assessment program. Mapping completed in the course of this program recognized the essential rock relations, thrust faulting, and mineralization associated with Devonian clastic rocks, the thrust system and intrusive rocks. Since then, the Livengood placer deposits and the surrounding geology have featured in numerous investigations and mapping programs at various scales by the U.S. Geological Survey and the Alaska State Division of Geological and Geophysical Surveys.

In addition to individuals prospecting the area, since the 1970's several mining companies, including Homestake, AMAX, Placer Dome, Cambior and AngloGold, have investigated the potential for lode gold mineralization beneath the Livengood placers and on the adjacent hillsides, including at Money Knob. Placer Dome's work appears to have been the most extensive, but it was focused largely on the northern flank of Money Knob and the valley of Livengood Creek.

The most recent round of exploration of the Money Knob area began when AngloGold acquired the property in 2003 and undertook an 8-hole RC program on the Hudson-Geraghty lease. The results from this program were encouraging and were followed up with an expanded soil geochemical survey which identified gold-anomalous zones over Money Knob and to the east. Based on the results of this and prior (Cambior) soil surveys, 4 diamond core holes were drilled in late 2004. Results from these two AngloGold drill programs were deemed favorable but no further work was executed due to financial constraints and a shift in corporate strategy.

The Company acquired the Livengood Gold Project in 2006 from AngloGold and has advanced the soil sampling coverage, drilled surface geochemical anomalies and conducted drilling campaigns on the Livengood Gold Project since that time.

In 2006, the Company conducted a 1,227 m, seven - hole program and continued to demonstrate the presence of mineralization over a broader area. The 2007 campaign consisted of 15 diamond drill holes for a total of 4,411 m. These holes focused on extending and defining the volcanic-hosted mineralization first recognized by AngloGold in 2003. However, as drilling progressed, it became clear that although mineralization is strongest in the volcanic rocks, it occurs in all rock types at Money Knob.

Based on favorable results in 2007, the 2008 program consisted of 29,150 m of RC and 2,187 m core drilling in 109 and 9 holes, respectively. The drill program was designed to improve definition and expand the resource calculated early in 2008 based on 2007 drill data. The 2008 drill program did not identify limits to mineralization in any direction. Instead, a thicker mineralized zone (up to 200 m) was identified. In addition, this campaign highlighted the fact that mineralization occurs in all rock types, not just in Devonian volcanic rocks, indicating potential more widespread mineralization than envisioned prior to the 2008 drill program.

In 2009, the Company completed 12 diamond drill holes totaling 4,572 m and 195 RC holes totaling 59,757 m. Six of the diamond drill holes were drilled across the North-North-West-trending Core Zone in order to better understand the structural controls and to test the depth continuity of the mineralization. This drilling confirmed that the Core Zone is the locus of a swarm of 0.2 - 1.0 m thick southerly dipping dikes. In addition, a number of larger (+10 m thick) steeply dipping North-North-West-trending dikes were observed, suggesting that East-North-East extension may have occurred at about the time of dike magmatism. The RC holes were primarily targeted at grid

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infill drilling to improve resource estimation of the Core Zone and a step-out program that led to discovery and delineation of the Sunshine and Tower Zones.

In 2010, the Company completed 40 diamond drill holes totaling 13,631 m and 198 RC holes totaling 56,550 m. These holes, filled in between the Core and Sunshine Zones, expanded the SW Zone and infilled to 50 m spacing in the Core and Sunshine Zones.

Nearly all drill holes at Money Knob have been drilled in a northerly direction at an inclination of -50 degrees (RC) and -60 degrees (core) in order to best intercept the south dipping structures and mineralized zones as close to perpendicular as possible. A few holes have been drilled in other directions to test other features and aspects of mineralization. Most exploration holes have been spaced at 75 m apart along lines 75 m apart, subsequent infill drilling in the center of 75 m squares brings the nominal drill spacing to 50 m for a significant portion of the deposit. Core is recovered using triple tube techniques to ensure good recovery (>95)% and confidence in core orientation. RC holes are bored and cased for the upper 0-30 m to prevent down hole contamination and to help keep the hole open for ease of drilling at greater depths.

In 2011, the Company continued with resource definition drilling, completing 26,163 m of RC drilling and 11,468 m of diamond drilling. Two areas of the deposit, the Core and Sunshine crosses, were selected for 15 m-spaced RC in-fill drilling on crosses with north-south and east-west legs 150 m in length. A third area, Area 50 in the Sunshine Zone, measuring 195 m by 240 m, was drilled on a 37.5 m grid with alternating core and RC drilling. Two resources were generated for each volume using ordinary kriging on samples composited to 10 m lengths: the first including those portions of the 50 m grid drilling within the volume; and a second using both the grid and close-spaced drilling within the same volume. On average, the effect of the increased drilling density on tonnage, grade, and contained ounces of gold was less than 1% and confirmed the integrity of the previously reported resource estimate. Later in 2011, the Company broadened the scope of the field program to include 2,240 m of exploration drilling outside the resource area, as well as 8,932 m of geotechnical drilling and 1,192 m of large diameter groundwater test wells.

In May 2012, the Company commenced an 18-hole program of condemnation drilling to either sterilize or establish the presence of significant mineralization in the area surrounding the Money Knob deposit. The purpose of the condemnation drilling program was to determine appropriate areas for infrastructure development. Additionally, four of these holes are also being used for hydrological studies. The program was completed in July 2012 with 3,065 m in 19 holes.

Also in May 2012, the Company commenced multi-faceted drill programs consisting of hydraulic gradient, infrastructure, borrow source identification, and large-diameter wells for pump tests. The hydraulic gradient and infrastructure drilling consisted of 5,826 m in 49 holes utilizing core drilling. The geotechnical and borrow source information was obtained from 2,695 m drilled in 73 holes, utilizing core, sonic, and auger drilling methods. Seven large diameter wells have been drilled for a total of 1,031 m.

The drill program from February through October 2012 totaled 15,731 m in 199 holes.

The Company has not completed any material exploration at the Project since 2012, but has focused on engineering, metallurgical studies, and environmental baseline activities.

The Company relies upon consultants and contractors to carry on many of its activities and, in particular, to carry out drilling programs at the Livengood Gold Project and in connection with metallurgical test work, engineering and the preparation of technical reports on the Project (including the TRS). If ITH expands its activities in the future, it may choose to hire additional employees rather than relying on consultants.

Sample Preparation, Analyses and Security

The Company samples all holes from surface to total depth, using defined procedures. For RC samples, pulverized material is passed through a cyclone to separate solids from drilling fluids, then over a spinning conical splitter. The splitter is set to collect two identical splits of sample weighing 2-5 kg (4.4-11.0 pounds) each. Representative coarse material is collected and saved in chip trays for geological description. Samples are put in pre-numbered, bar-coded bags by the drill site crew. One sample is submitted for analysis, and one sample is kept for reference. Samples are secured on site and transported to a sample preparation facility operated by ALS Chemex in Fairbanks.

Core materials are collected at the drill site and placed in core boxes. Run blocks, orientation blocks and depths are placed in the boxes at site. The core is transported to a sample management facility at the Project, where it is described, then sawn in half. Half of the core is collected for assaying and half remains for reference. Core samples are weighed before shipping.

Internal Controls

The Company's geologic work program at Livengood was designed and was supervised by Chris Puchner, formerly Chief Geologist of the Company and a "qualified person" as defined in subpart 1300 of Regulation S-K. Mr. Puchner was responsible for all aspects of the work, including the quality control/quality assurance program. The quality assurance/quality control program implemented by the Company meets or exceeds industry standards. A quality assurance/quality control program includes insertion of blanks and standards (1/10 samples) and duplicates (1/20 samples). Blanks help assess the presence of any contamination introduced during sample preparation and help calibrate the low end of the assay detection limits. Commercial standards are used to assess the accuracy of the analyses. Duplicates help assess the homogeneity of the sample material and the overall sample variance. The Company has undertaken rigorous protocols to assure accurate and precise results. Among other methods, weights are tracked throughout the various steps performed in the laboratory to minimize and track errors. A group of 2,096 metallic screen fire assays performed in 2011 did not indicate any bias in the matching fire assays.

On-site Project personnel photograph the core from each individual borehole prior to preparing the split core. Duplicate RC drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the Project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assay. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third-party laboratory for additional quality control.

Data entry and database validation procedures have been checked and found to conform to industry practices. Procedures are in place to minimize data entry errors. These include pre-numbered, pre-tagged, bar-coded bags, and bar-coded data entry methods which relate all information to sample and drill interval information. Likewise, data validation checks are run on all information used in the geologic modeling and resource estimation process. Database entries for a random sample (10)% of drill holes used for the resource estimate were checked against the original assay certificates by one of the independent authors of the April 2017 Report and the error rate was found to be within acceptable limits.

Analysis of assay data from core and RC sampling has been performed to check for down hole contamination of RC and to compare the data distributions produced by the two methods. Analysis of RC data has not indicated cyclic down hole contamination. Decay analysis conducted on both core drilling and RC drilling indicates similar patterns of monotonic grade increase or decrease. Comparison of the grade distributions between core and RC data were conducted using Quantile-Quantile plots, and simulation of population means for different numbers of samples. The comparison indicated that the mean of all core data was 4% lower than RC data. Comparison of core and RC data below the water table showed similar population means, suggesting that down hole contamination was not occurring.

Core and RC check samples have been collected during each drilling campaign by independent third parties. Results from these samples, as well as blanks and standards included, are consistent with the Company's initial results. This includes a similar increase in variance for samples at higher grades, a pattern consistent with nugget effect. No systematic high or low bias has been observed.

Environmental Studies, Permitting and Social and Community Impacts

The Livengood Gold Project is currently operating in compliance with all environmental regulations that apply during the development stage of major mineral projects. The Company has received all necessary exploration permits for activities such as trenching, drill road building and drilling. These permits are also reviewed by related state and federal agencies that can comment and require specific changes to the proposed work plans to minimize impacts on the environment. The permitting process for major exploration projects generally requires 30-60 days for processing. The Company currently has all necessary permits with respect to its exploration activities in Alaska. Although the Company has never had an issue with the timely processing of exploration permits there can be no assurances that delays in permit approval will not occur. Reclamation of surface disturbance associated with exploration activities is conducted concurrently where required.

The Company has been conducting extensive, multi-disciplinary environmental baseline studies in and around the Project area since 2008 in order to understand the current environmental conditions and to allow Project design to be optimized to minimize potential environmental effects. The environmental baseline programs conducted or currently underway at the Project include:

- surface water and hydrology;
- groundwater hydrogeology;
- geohydrology;
- wetlands and vegetation;
- meteorology and air quality;
- aquatic life and resources;
- wildlife and habitat;
- cultural resources;
- rock characterization; and
- geochemical characteristics.

Based on review of the studies completed to date, the Company believes that there are no known environmental issues that are anticipated to materially impact the Company's ability to conduct mining operations at the Project.

Looking forward to potential project development, a site-specific monitoring plan and water management plan for both operations and post mine closure will be developed in conjunction with detailed engineering and project permit planning. Development of the Livengood Gold Project will require a number of state and federal permits. Federal permits will be issued pursuant to the National Environmental Policy Act ("NEPA") and Council of Environmental Quality ("CEQ"). In fulfillment of the NEPA requirements, the Livengood Gold Project will be required to prepare an Environmental Impact Statement. Although at this time it is unknown which department will become the lead federal agency, the State of Alaska is expected to take a cooperating role to coordinate the NEPA review with the State permit process. Actual permitting timelines are controlled by the NEPA review and U.S. Federal and State agency decisions. There are no municipal or community agreements required for the Livengood Gold Project.

Technical Report Summary ("TRS")

The Company has a 100% interest in the Livengood Gold Project. As of December 31, 2025, the Livengood Gold Project has (i) proven and probable reserves of 430.1 million tonnes at an average grade of 0.65 g/tonne (9.0 million ounces) based on a gold price of $1,680 per ounce and (ii) measured and indicated mineral resources, exclusive of mineral reserves, of 274.51 million tonnes at an average grade of 0.52 g/tonne (4.62 million ounces), based on a gold price of $1,650 per ounce, in each case as reported in the TRS attached as Exhibit 96.1 to the 2022 Annual Report on Form 10-K/A filed with the SEC on October 17, 2023. The TRS details a project that would process 65,000 tons per day and produce 6.4 million ounces of gold over 21 years from a gold reserve estimated at 9.0 million ounces at 0.65 g/tonne. The TRS utilized a third-party review by Whittle Consulting and BBA Inc. to integrate new interpretations based on an expanded geological database, improved geological modelling, new resource estimation methodology, an optimized mine plan and production schedule, additional detailed metallurgical work at various gold grades and grind sizes, changes in the target grind for the mill, new engineering estimates, and updated cost inputs, all of which significantly de-risk the Project. The TRS has estimated the capital costs of the Project at $1.93 billion, the total cost per ton milled at $13.12, the all-in sustaining costs at $1,171 per ounce, and net present value (5%) at $1,800/oz of $400 million.

The Project configuration evaluated in the TRS is a conventional, owner-operated surface mine that would utilize large-scale mining equipment in a blast/load/haul operation. Mill feed would be processed in a 65,000 tons per day comminution circuit consisting of primary and secondary crushing, wet grinding in a single semi-autogenous ("SAG") mill and single ball mill followed by a gravity gold circuit and a conventional carbon in leach ("CIL") circuit.

The TRS, current as of December 31, 2025, indicates that the Project generates a minimal positive return at a gold price of $1,680 per ounce. Readers are encouraged to review the entire TRS on EDGAR, with particular emphasis on the sensitivity analyses contained therein. The TRS for the Livengood Gold Project was filed as Exhibit 96.1 to the Company's Annual Report on Form 10-K/A, dated October 17, 2023. Readers are cautioned that the NI 43-101 reports filed on SEDAR+ by the Company in September of 2013, October of 2016, April 2017, and December 2021 are no longer considered current and should therefore no longer be relied upon by investors.

Mineral Resource and Reserve Estimates

Table 1: Livengood Gold Project mineral resources estimate (exclusive of reserves)

Classification	Metric tons (Mmt)	Au (g/mt)	Contained Au (Koz)
Measured	234.50	0.53	3,990.49
Indicated	40.01	0.49	629.61
Total Measured and Indicated	274.51	0.52	4,620.10
Inferred	15.98	0.40	206.98

1. The Qualified Person for the mineral resource estimate is Resource Development Associates Inc.
2. The effective date of the mineral resource estimate is August 20, 2021 and the estimate remains current as of December 31, 2025.
3. Mineral resources for the Project are enumerated as per §229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K).
4. Mineral resources are not mineral reserves and do not meet the threshold for reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted into mineral reserves.
5. Open pit resources stated as contained within a potentially economically minable open pit; pit optimization was based on gold price of $1,650 per ounce, which was 5% over the three year rolling average as of August, 2021, variable mining and recoveries as described in Table 1C, and general and administrative cost of $1.55 per tonne, and a pit slope of 45 degrees.
6. Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding.
7. Mineral resources are reported exclusive of mineral reserves (for a presentation of resource inclusive of mineral resources, please refer to Section 10 of the TRS). The reserves reported in Table 2 represent measured mineral resources and indicated mineral resources that were evaluated with modifying factors related to open pit mining.

Table 1C: Pit constraining parameters used for resource estimates

Parameter	Unit	Rock Type 4	Rock Type 5	Rock Type 6	Rock Type 7	Rock Type 8	Rock Type 9
Mining Cost	$/total mt	1.76	1.74	1.74	1.68	1.76	1.76
Au Cut-off	g/mt	0.21	0.20	0.25	0.25	0.33	0.33
Processing Cost	$/process mt	9.27	9.15	9.17	9.50	9.71	9.71
Au Recovery	%	84	80	71	67	55	56
Administrative Cost	$/process mt	1.55	1.55	1.55	1.55	1.55	1.55
Royalty	%	3	3	3	3	3	3
Au Selling Price	$/oz	1,650	1,650	1,650	1,650	1,650	1,650
Overall Slope Angle	Degrees	45	45	45	45	45	45

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Table 2: Livengood Project mineral reserves

Classification	Ore Metric tons (Mmt)	Au Grade (g/mt)	Contained Au Koz
Proven Reserves			
Rock Type 4	75.4	0.54	1,314
Rock Type 5	110.5	0.55	1,972
Rock Type 6	91.7	0.65	1,922
Rock Type 7	61.0	0.70	1,367
Rock Type 8	2.4	0.73	56
Rock Type 9	70.5	0.82	1,861
Total Proven Reserves	**411.5**	**0.64**	**8,492**
Probable Reserves			
Rock Type 4	2.5	0.48	39
Rock Type 5	4.0	0.47	62
Rock Type 6	3.0	0.99	94
Rock Type 7	4.8	0.98	152
Rock Type 8	0.3	0.76	6
Rock Type 9	3.9	1.26	159
Total Probable Reserves	**18.5**	**0.86**	**512**
Total Proven and Probable Reserves	**430.1**	**0.65**	**9,004**

1. The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P. Eng., of BBA USA Inc.
2. The effective date of the mineral reserve estimate is October 22, 2021 and the estimate remains current as of December 31, 2025.
3. Mineral reserves for the Project are enumerated as per added §229.1302(e)(2) (Item 1302(e)(2) of Regulation S-K).
4. Mineral reserves are estimated using a gold price of $1,680 per ounce, which approximated the 2 - year rolling average gold price during October 2021, and consider a 3% royalty, $1.80 per ounce for smelting, refining, and transportation costs, and a gold payable of 99.9%.
5. Metallurgical recovery curves were developed for each rock type ("RT"), with the Mineral Reserves having the following tonnage weighted averages: 83.3% for RT4, 79.8% for RT5, 73.5% for RT6, 66.4% for RT7, 58.7% for RT8 and 57.1% for RT9, including 22% for massive stibnite mineralization.
6. As a result of the complex metallurgical recovery equations, it is difficult to determine specific cut-off grades. The following presents the lowest gold grades for each rock type that are processed in the life of mine plan: 0.26 g/t for RT4, 0.28 g/t for RT5, 0.31 g/t for RT6, 0.31 g/t for RT7, 0.42 g/t for RT8 and 0.42 g/t for RT9.
7. The strip ratio for the open pit is 1.15 to 1.
8. The mineral reserves are inclusive of mining dilution and ore loss.
9. The reference point for the mineral reserves is the primary crusher.
10. Totals may not add due to rounding.

ITEM 3.   LEGAL PROCEEDINGS

We are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business. Management does not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material adverse effect on our financial position, liquidity or results of operations.

ITEM 4.   MINE SAFETY DISCLOSURES

Pursuant to Section 1503(a) of the Dodd-Frank Act, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose specified information about mine health and safety in their periodic reports. These reporting requirements are based on the safety and health requirements applicable to mines under the Federal Mine Safety and Health Act of 1977 (the "Mine Act") which is administered by the U.S. Department of Labor's Mine Safety and Health Administration ("MSHA"). During the fiscal year ended December 31, 2025, the Company and its subsidiaries were not subject to regulation by MSHA under the Mine Act and thus no disclosure is required under Section 1503(a) of the Dodd-Frank Act.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The common shares of the Company are listed and posted for trading on the TSX under the symbol "ITH", on the NYSE American under the symbol "THM", and on the Frankfurt Stock Exchange under the symbol "-1I1-". As at March 3, 2026, there were 261,077,473 common shares issued and outstanding, and the Company had approximately 215 shareholders of record.

Dividends

Since its inception, ITH has not paid any dividends. ITH has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance development of the Livengood Gold Project. The Board will determine if and when dividends should be declared and paid in the future after taking into account many factors, including ITH's financial condition, operating results and anticipated cash needs at the relevant time. There are no restrictions which prevent ITH from paying dividends.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in "Certain Canadian Federal Income Tax Considerations for U.S. Resident Holders" below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the *Investment Canada Act* (Canada) may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian." The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Certain Canadian Federal Income Tax Considerations for U.S. Resident Holders

This summary is applicable to a holder of common shares of the Company who, for the purposes of the Canadian Tax Act and any applicable treaty and at all relevant times, is not (and is not deemed to be) resident in Canada, deals at arm's length and is not affiliated with the Company, does not (and is not deemed to) use or hold the common shares in, or in the course of, carrying on a business in Canada, is not a "specified shareholder" (as defined in subsection 18(5) of the Canadian Tax Act) of the Company, is not an insurer that carries on an insurance business in Canada and elsewhere, and holds the common shares as capital property (a "Non-Resident Holder").

This summary is based on the current provisions of the *Canada-U.S. Income Tax Convention (1980)*, as amended (the "Canada-U.S. Treaty"), the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the Company's understanding of the administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary assumes that all specific proposals to amend the Canadian Tax Act and regulations will be enacted as currently proposed, does not otherwise take into account any change in law or administrative policy or assessing practice, whether by judicial, governmental, legislative or administrative decision or action, and does not take into account other federal or provincial, territorial or foreign tax consequences, which may vary from the Canadian federal income tax considerations described herein.

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This summary is of a general nature only, is not exhaustive of all Canadian federal income tax considerations, and it is not intended to be, nor should it be construed to be, legal or tax advice to any Non-Resident Holder of common shares and no representation with respect to Canadian federal income tax consequences to any Non-Resident Holder of common shares is made herein. Accordingly, Non-Resident Holders of common shares should consult their own tax advisers with respect to their individual circumstances.

Dividends on Common Shares

Canadian withholding tax at a rate of 25% (subject to reduction under the provisions of any applicable tax treaty) will be payable on dividends (or amounts paid or credited on account or in lieu of payment of, or in satisfaction of, dividends) paid or credited or deemed to have been paid or credited to a Non-Resident Holder of common shares. Under the Canada–U.S. Treaty, the withholding tax rate is generally reduced to 15% for a Non-Resident Holder entitled to the benefits of the Canada–U.S. Treaty who is the beneficial owner of the dividends (or 5% if the holder is a company that owns at least 10% of the common shares of the Company at such time).

Certain U.S.-resident entities that are fiscally transparent for United States federal income tax purposes (including limited liability companies) may not in all circumstances be entitled to the benefits of the Canada–U.S. Treaty. Non-Resident Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Treaty based on their particular circumstances.

This summary does not deal with special situations such as the particular circumstances of traders or dealers or Non-Resident Holders who have entered into a "derivative forward agreement" (as defined in the Canadian Tax Act) in respect of the common shares. Such Non-Resident Holder should consult their own tax advisors.

Capital Gains and Losses

Subject to the provisions of any relevant tax treaty, capital gains realized by a Non-Resident Holder on the disposition or deemed disposition of common shares held as capital property will not be subject to Canadian tax unless the common shares are "taxable Canadian property" (as defined in the Canadian Tax Act), in which case the capital gains will be subject to Canadian tax at rates which will approximate those payable by a Canadian resident.

Common shares of the Company generally will not be "taxable Canadian property" to a Non-Resident Holder provided that, at the time of the disposition or deemed disposition, the common shares are listed on a designated stock exchange (which currently includes the TSX and NYSE American), unless at any time during the 60-month period that ends at that time: (a) one or any combination of (i) such Non-Resident Holder, (ii) persons not dealing at arm's length with such Non-Resident Holder and (iii) partnerships in which such Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) more than 50% of the fair market value of the common shares disposed of was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Canadian Tax Act), "timber resource properties" (as defined in the Canadian Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). In certain circumstances set out in the Canadian Tax Act, the common shares may be deemed to be "taxable Canadian property".

Under the Canada–U.S. Treaty, a Non-Resident Holder entitled to the benefits of the Canada–U.S. Treaty and to whom the common shares are "taxable Canadian property" will not be subject to Canadian tax on the disposition or deemed disposition of the common shares unless at the time of disposition or deemed disposition, the value of the common shares is derived principally from real property situated in Canada. Non-Resident Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Treaty based on their particular circumstances.

Currency Conversion

Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of common shares, including dividends, adjusted cost base and proceeds of dispositions must be determined in Canadian dollars using the daily exchange rate of the Bank of Canada on the particular date the particular amount arose or in certain situations, such other rate of exchange as acceptable to the Canada Revenue Agency.

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Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of acquiring, owning, and disposing of our common shares. This discussion does not purport to be a comprehensive description of all of the U.S. tax considerations that may be relevant to a particular investor's decision to acquire our common shares, including any state, local or non-U.S. tax consequences of acquiring, owning, and disposing of common shares. This discussion applies only to those U.S. Holders that hold our common shares as capital assets for U.S. tax purposes (generally, for investment and not in connection with the carrying on of a trade or business) and does not address all aspects of U.S. federal income tax law that may be relevant to investors that are subject to special or different treatment under U.S. federal income tax law (including, for example, a holder liable for the alternative minimum tax or a holder that actually or constructively owns 10% or more by voting power or value of our common shares). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service (the "IRS") and court decisions, all as in effect on the date hereof. These laws are subject to change or differing interpretation by the IRS or a court, possibly on a retroactive basis. This discussion also assumes that the Company is not, and will not become, a controlled foreign corporation ("CFC") as defined for U.S. federal income tax purposes.

As used herein, the term "U.S. Holder" means a beneficial owner of our common shares that is:

- an individual citizen or resident of the United States;
- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state or political subdivision thereof, or the District of Columbia;
- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
- a trust (i) if a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) that has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common shares, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our common shares that is a partnership and partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of acquiring, owning, or disposing of common shares.

Distributions

Subject to the passive foreign investment company rules discussed below, should a distribution be made, a U.S. Holder must include in gross income as dividend income the gross amount of any distribution paid on our common shares (including the amount of any non-U.S. taxes withheld from such amount), to the extent such distribution is paid out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will first be treated as a non-taxable return of capital to the extent of the U.S. Holder's basis in its common shares and thereafter as gain from the sale or exchange of common shares. See "Sale, Exchange, or Other Disposition of Common Shares" below.

Dividends received by U.S. Holders that are individuals, estates, or trusts will be taxed at preferential rates if such dividends meet the requirements of "qualified dividend income." Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. In order for dividends to qualify as "qualified dividend income," an entity must be considered a "qualified foreign corporation" and certain other requirements must be met. While we believe the Company is a qualified foreign corporation, a dividend received by a U.S. Holder will not be qualified dividend income if the Company is a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year. See the discussion below regarding our passive foreign investment company status under "Passive Foreign Investment Company Rules." In the case of a corporate U.S. Holder, dividends received generally will not be eligible for the dividends-received deduction.

Dividends paid on our common shares will generally be treated as foreign source income for U.S. foreign tax credit purposes. Foreign tax credits are generally subject to various classifications and other limitations. The rules relating to computing foreign tax credits are complex. U.S. Holders should consult their own tax advisors to determine the foreign tax credit implications of owning common shares.

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Sale, Exchange, or Other Disposition of Common Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of its common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between (i) the U.S. dollar value of the amount realized on the sale or disposition and (ii) the tax basis, determined in U.S. dollars, of such common shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of sale, exchange, or other disposition. Long-term capital gains of individuals are generally subject to preferential maximum U.S. federal income tax rates. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Rules

If the Company is considered a "passive foreign investment company" (a "PFIC") for U.S. federal income tax purposes at any time during a U.S. Holder's holding period, then certain potentially adverse tax consequences apply to such U.S. Holder's acquisition, ownership, and disposition of common shares. In general, a non-U.S. corporation will be a PFIC in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income for the taxable year is passive income; or (2) at least 50% of the average value (determined on a quarterly basis) of its assets is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), and the excess of gains over losses from the disposition of certain assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and receiving directly its proportionate share of the other corporation's income.

We believe that we likely were a PFIC for U.S. federal income tax purposes during the fiscal year ended December 31, 2025, and we expect that we will be a PFIC in the current year and that we may be a PFIC in future years. The determination of whether or not the Company is a PFIC is a factual determination dependent on a number of factors that cannot be made until the close of the applicable tax year. Accordingly, no assurances can be given regarding the Company's PFIC status for the current year or any future year. The Company's status as a PFIC can have significant adverse tax consequences for a U.S. Holder if we are a PFIC for any year during such U.S. Holder's holding period.

A U.S. Holder that holds common shares while the Company is a PFIC may be subject to increased tax liability upon the sale, exchange, or other disposition of its common shares or upon the receipt of certain distributions, regardless of whether the Company is a PFIC in the year in which such disposition or distribution occurs. These adverse tax consequences include:

(a) "Excess distributions" by the Company are subject to the following special rules. An excess distribution generally is the excess of the amount a PFIC distributes to a shareholder during a taxable year over 125% of the average amount it distributed to the shareholder during the three preceding taxable years or, if shorter, the part of the shareholder's holding period before the taxable year. Distributions with respect to our common shares during the taxable year to a U.S. Holder that are excess distributions must be allocated rateably to each day of the U.S. Holder's holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which the Company was classified as a PFIC are included as ordinary income in a U.S. Holder's gross income for that year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest tax rate in effect for the U.S. Holder in that prior year (without offset by any net operating loss for such year) and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes (the "special interest charge").

(b) The entire amount of any gain realized upon the sale or other disposition of our common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the special interest charge described above.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

While there are certain U.S. federal income tax elections (described below) that can be made to mitigate the adverse tax consequences described above such elections are only available in limited circumstances and must be made in a timely manner. These rules are very complex and U.S. Holders are urged to consult their own tax advisers regarding the potential of making an election to mitigate the adverse consequences described above of the Company being classified as a PFIC.

Qualifying Electing Fund ("QEF") Election. A U.S. Holder of stock in a PFIC, including the Company, may make a QEF election with respect to such PFIC to elect out of the tax treatment discussed above. Generally, a QEF election should be made with the filing of a U.S. Holder's U.S. federal income tax return for the first taxable year for which both (i) the U.S. Holder holds common shares, and (ii) the Company was a PFIC. A U.S. Holder that timely makes a valid QEF election with respect to a PFIC will generally include in gross income for a taxable year (i) as ordinary income, such holder's pro rata share of the Company's ordinary earnings for the taxable year, and (ii) as long-term capital gain, such holder's pro rata share of the Company's net capital gain for the taxable year. However, the QEF election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. **There can be no assurance that the Company will provide U.S. Holders with the information required for them to make a QEF election.**

Deemed Sale Election. If the Company is a PFIC for any year during which a U.S. Holder holds common shares, but the Company ceases in a subsequent year to be a PFIC, then a U.S. Holder may make a deemed sale election for such subsequent year in order to avoid the adverse PFIC tax treatment described above that would otherwise continue to apply because of the Company's having previously been a PFIC. If such election is timely made, the U.S. Holder would be deemed to have sold the common shares held by the holder at their fair market value, and any gain from such deemed sale would be taxed as an excess distribution (as described above). The basis of the common shares would be increased by the gain recognized, and a new holding period would begin for the common shares for purposes of the PFIC rules. The U.S. Holder would not recognize any loss incurred on the deemed sale, and such a loss would not result in a reduction in basis of the common shares. After the deemed sale election, the U.S. Holder's common shares with respect to which the deemed sale election was made would not be treated as shares in a PFIC, unless the Company subsequently becomes a PFIC.

Mark-to-Market Election. Alternatively, a U.S. Holder of "marketable stock" (as defined in the applicable Treasury regulations) in a PFIC may make a mark-to-market election for such stock to elect out of the adverse PFIC tax treatment discussed above. If a U.S. Holder makes a mark-to-market election for shares of marketable stock, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the shares as of the close of the holder's taxable year over the holder's adjusted basis in such shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the shares included in the holder's income for prior taxable years. Amounts included in a U.S. Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares, as well as to any loss realized on the actual sale or disposition of the shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares. A U.S. Holder's basis in the shares will be adjusted to reflect any such income or loss amounts. However, the special interest charge and related adverse tax consequences described above for non-electing holders may continue to apply on a limited basis if the U.S. Holder makes the mark-to-market election after such holder's holding period for the shares has begun.

Because our common shares are regularly traded on TSX, the NYSE American, and the Frankfurt Stock Exchange, we anticipate that our common shares will be classified as "marketable stock." No assurances can be given, however, that our common shares are or will be marketable stock.

Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). If we are a PFIC for any taxable year during which a U.S. Holder holds common shares, such U.S. Holder will be required to file an annual information report with such U.S. Holder's U.S. Federal income tax return on IRS Form 8621.

The PFIC rules are complex, and U.S. Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares in the event the Company is a PFIC at any time during the holding period for such common shares.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified gross income for the taxable year over a certain threshold (which in the case of an individual will be $200,000 or $250,000, depending on the individual's circumstances). A holder's net investment income will generally include dividend income and net gains from the disposition of common shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders are urged to consult their own tax advisors regarding the applicability of the Medicare tax in respect of their investment in our common shares.

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Disclosure Requirements for Specified Foreign Financial Assets

U.S. Holders (including certain domestic corporations, partnerships, and trusts that are considered formed or availed of for the purpose of holding, directly or indirectly, "specified foreign financial assets," referred to as "specified domestic entities" in applicable United States Treasury regulations) that, during any taxable year, hold any interest in any "specified foreign financial asset" generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. The term "specified foreign financial asset" generally includes any financial account maintained with a non-U.S. financial institution, which may include common shares if they are not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply with this reporting and filing requirement. U.S. Holders should consult their own tax advisors as to the possible application to them of these requirements.

Foreign Currency Transactions

Generally, amounts received by a U.S. Holder in foreign currency (including distributions paid in foreign currency to a U.S. Holder in connection with the ownership of common shares or on the sale, exchange, or other disposition of common shares) will be equal to the U.S. dollar value of such foreign currency based on the applicable exchange rate on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). The subsequent disposition of any foreign currency received (including an exchange for U.S. currency) will generally give rise to ordinary gain or loss in an amount equal to the difference between the U.S. dollar value of the foreign currency on the date it was received and the date of the subsequent disposition. Each U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting and Backup Withholding

Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and/or proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax (currently at a 24% rate) if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Acquiring, owning, or disposing of our common shares may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 10-K. Shareholders are solely responsible for determining the tax consequences applicable to their particular circumstances and should consult their own tax advisors concerning an investment in the Company's common shares.

ITEM 6.   [RESERVED]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Current Business Activities

General

ITH is a company engaged in the acquisition and development of mineral properties. The Company currently holds a 100% interest in a development stage project in Alaska referred to as the "Livengood Gold Project" or the "Project". The Company has not yet begun extraction of mineralization from the deposit or reached commercial production. As of December 31, 2025, the Livengood Gold Project has (i) proven and probable reserves of 430.1 million tonnes at an average grade of 0.65 g/tonne (9.0 million ounces) based on a gold price of $1,680 per ounce and (ii) a measured and indicated mineral resource, exclusive of mineral reserves, of 274.51 million tonnes at an average grade of 0.52 g/tonne (4.62 million ounces), based on a gold price of $1,650 per ounce, in each case as reported in the Technical Report Summary (the "TRS") attached as Exhibit 96.1 to the 2022 Annual Report on Form 10-K/A filed with the SEC on October 17, 2023. A more complete description of the Livengood Gold Project, including detailed presentation of resources and reserves, is set forth in Part I, Item 2. Properties of this Annual Report on Form 10-K.

Livengood Gold Project Technical Report Summary

The TRS details a project that would process 65,000 tons per day and produce 6.4 million ounces of gold over 21 years from a gold reserve estimated at 9.0 million ounces at 0.65 g/tonne. The study utilized a third-party review by Whittle Consulting and BBA Inc. to integrate new interpretations based on an expanded geological database, improved geological modelling, new resource estimation methodology, an optimized mine plan and production schedule, additional detailed metallurgical work at various gold grades and grind sizes, changes in the target grind for the mill, new engineering estimates, and updated cost inputs, all of which significantly de-risk the Project. The TRS has estimated the capital costs of the Project at $1.93 billion, the total cost per ton milled at $13.12, the all-in sustaining costs at $1,171 per ounce, and net present value (5)% at $1,800/oz of $400 million.

The Project configuration evaluated in the TRS is a conventional, owner-operated surface mine that would utilize large-scale mining equipment in a blast/load/haul operation. Mill feed would be processed in a 65,000 tons per day comminution circuit consisting of primary and secondary crushing, wet grinding in a single semi-autogenous ("SAG") mill and single ball mill followed by a gravity gold circuit and a conventional carbon in leach ("CIL") circuit.

Whittle Enterprise Optimization

Prior to beginning the Pre-feasibility Study ("PFS") for the Livengood Gold Project which is summarized in the TRS, the Company retained Whittle Engineering and BBA Inc. to collaborate on an enterprise optimization study (the "Whittle and BBA Study") to review various technologies and project configurations and to recommend the optimum configuration for the PFS. The Whittle and BBA Study reviewed secondary crushing with SAG and ball mill, tertiary crushing with ball mill, gravity/CIL at p80 of 90 micron to 250 micron, stand-alone and auxiliary heap leach configurations, gravity only gold recovery, gravity/flotation with pressure oxidation and CIL of flotation concentrate. These configurations were evaluated at various combinations of project ramp up strategy, annual throughput, primary, secondary, and tertiary grind size, as well as mining fleet size and stockpile management strategies. Tailings technologies reviewed included conventional tailings and pressure filtered tailings.

The Whittle and BBA Study determined that the gravity/CIL plant at p80 250 micron with conventional tailings provided the highest net present value, which is the configuration detailed in the PFS.

The TRS was prepared by independent third-party consultants.

The Company cautions that the TRS is preliminary in nature and is based on technical and economic assumptions which will be further refined and evaluated in a full feasibility study. The TRS is based on an updated Project mineral resource estimate effective as of August 20, 2021.

The Company has determined that the mineral resource estimate of August 20, 2021 remains current as of December 31, 2025.

2026 Highlights and Outlook

On January 27, 2026, the Company completed a public offering of 33,672,000 common shares, at an issue price to the public of $2.22 per share, for aggregate gross proceeds, before deducting underwriting discounts and offering expenses, of approximately $74.8 million. Concurrent with the public offering, the Company completed a private placement of 19,520,000 common shares to affiliates of Paulson & Co. Inc. ("Paulson"), at the same issue price, for aggregate proceeds of approximately $43.3 million. The private placement was completed in two tranches, with 18,018,018 issued to Paulson on January 27, 2026 and an additional 1,501,982 common shares issued to Paulson on January 29, 2026 to reflect an upsizing in the size of the $60 million public offering initially announced by the Company on January 22, 2026.

The Company expects to use the net proceeds of the public offering and private placement to fund the exploration and development of the Livengood Gold Project, including drilling, metallurgical studies, feasibility studies, technical studies, baseline environmental studies, detailed engineering in support of permitting, permitting, legal support, community engagement, mineral lease and land payments, acquisitions, and general corporate purposes.

For 2026, the Company plans to advance metallurgical studies evaluating whether antimony might be recoverable from the massive stibnite veins contained within the deposit, select and engage the technical team to begin the feasibility study, conduct drilling to obtain fresh core for metallurgical test work in support of the feasibility study, as well as conducting community engagement and advancing the baseline environmental data collection in support of the feasibility study and future permitting.

Results of Operations
Summary of Quarterly Results

Description	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025
Net loss	$ (1,311,876)	$ (732,303)	$ (1,925,086)	$ (669,068)
Basic and diluted net loss per common share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)

Description	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Net loss	$ (954,847)	$ (667,302)	$ (1,431,915)	$ (545,308)
Basic and diluted net loss per common share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)

Significant fluctuations in the Company's quarterly net losses have mainly been the result of operating cost changes.

Year Ended December 31, 2025 compared to Year Ended December 31, 2024

The Company had cash and cash equivalents of $1,353,333 at December 31, 2025 compared to $992,487 at December 31, 2024. The Company incurred a net loss of $4,638,333 for the year ended December 31, 2025 compared to a net loss of $3,599,372 for the year ended December 31, 2024. The following discussion highlights certain selected financial information and changes in operations between the year ended December 31, 2025 and the year ended December 31, 2024.

Share-based payment charges were $697,774 during the year ended December 31, 2025 compared to $613,690 during the year ended December 31, 2024. The $84,084 increase in share-based payment charges during the year was mainly the result of equity compensation issued or granted to certain contractors of the Company during the year ended December 31, 2025 as compared to the year ended December 31, 2024. The Company granted 332,000 deferred share units ("DSUs") at an issue price of C$1.25 per DSU and 240,000 incentive stock options at an issue price of C$1.25 per option during the year ended December 31, 2025 compared to 441,490 DSUs at an issue price of C$0.94 per DSU, 240,000 incentive stock options at an issue price of C$0.94 per option, and 2,500,000 incentive stock options at an issue price of C$0.64 per option during the year ended December 31, 2024. All DSUs granted in each of these years were fully vested upon issuance. All options granted on June 4, 2025 and May 29, 2024 vest one-third on the grant date, one-third on the first anniversary, and one-third on the second anniversary. Of the 2,500,000 options granted on December 2, 2024, 1,000,000 options vested immediately on the grant date, 500,000 were cancelled on June 2, 2025 when certain market conditions were not met, and the remaining 1,000,000 vested on December 2, 2025, when certain market conditions were met. At December 31, 2025, there was C$88,963 of unrecognized compensation expense related to unvested options outstanding.

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Share-based payment charges were allocated as follows:

Expense category:		Year Ended December 31, 2025		Year Ended December 31, 2024
Consulting	$	574,499	$	519,249
Investor relations		8,218		6,296
Wages and benefits		115,057		88,145
	$	697,774	$	613,690

Mineral property expenditures were $1,596,798 and $1,211,751 for the years ended December 31, 2025 and 2024, respectively. The increase of $385,047 is primarily due to increased project-related legal costs for an increase of $115,445, metallurgical study costs for an increase of $111,871, higher advance minimum royalty payment for an increase of $80,455, and increased field supplies and services for an increase of $77,276.

Excluding share-based payment charges of $574,499 and $519,249 for the years ended December 31, 2025 and 2024, respectively, consulting fees increased to $382,212 for the year ended December 31, 2025 from $232,896 for the year ended December 31, 2024. The increase of $149,316 is primarily due to increased services.

Professional services were $374,099 and $241,059 for the years ended December 31, 2025 and 2024, respectively. The increase of $133,040 is primarily due to increased corporate legal costs of $136,363 partially offset by lower accounting services for a decrease of $3,323.

Excluding share-based payment charges of $115,057 and $88,145 for the years ended December 31, 2025 and 2024, respectively, wages and benefits increased to $881,515 for the year ended December 31, 2025 from $869,664 for the year ended December 31, 2024. The increase of $11,851 is primarily due to higher labor and labor-related benefits $6,128 and higher year-end payroll and vacation accruals of $5,723.

Travel costs were $42,193 for the year ended December 31, 2025 compared to $33,516 for the year ended December 31, 2024. The increase of $8,677 is primarily due to increased travel requirements.

Insurance costs were $162,275 for the year ended December 31, 2025 compared to $204,677 for the year ended December 31, 2024. The decrease of $42,402 is primarily due to premium savings as a result of an agent change.

Excluding share-based payments, all other operating expense categories reflected only moderate changes period over period.

Other items amounted to other loss of $109,584 during the year ended December 31, 2025 compared to other income of $190,322 during the year ended December 31, 2024. The Company had a foreign exchange loss of $183,339 during the year ended December 31, 2025 compared to a foreign exchange gain of $106,386 during the year ended December 31, 2024 as a result of the impact of exchange rates on certain of the Company's U.S. dollar cash balances. The average exchange rate during the year ended December 31, 2025 was C$1 to $0.7157 compared to C$1 to $0.7302 for the year ended December 31, 2024.

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company's ongoing operations have been predominantly financed through sale of its equity securities by way of public offerings, private placements and the subsequent exercise of share purchase and broker warrants issued in connection with such private placements. There are currently no warrants outstanding.

As at December 31, 2025, the Company reported cash and cash equivalents of $1,353,333 compared to $992,487 at December 31, 2024. The increase of approximately $0.4 million resulted mainly from net financing activities of $3.8 million partially offset by operating activities of $3.2 million and a negative foreign exchange impact of $0.2 million during the year ended December 31, 2025.

Subsequent to December 31, 2025, in January 2026 the Company received approximately $118.1 million of gross proceeds from an equity financing. Over the next several years, the Company intends to use the net proceeds to fund the exploration and development of the Livengood Gold Project, including drilling, metallurgical studies, feasibility studies, technical studies, baseline environmental studies, detailed engineering in support of permitting, permitting, legal support, community engagement, mineral lease and land payments, acquisitions and general corporate purposes, allocated approximately $50 million for feasibility and technical studies, $35 million for permitting and community engagement, and the remainder for corporate G&A and general corporate purposes. Due to the recent completion of the financing, the 2026 budget has not yet been finalized by management and approved by the Board, but anticipated 2026 expenditures will include $702,865 for mineral property leases and $214,790 for mining claim government fees. Total commitments for years 2026 through 2031 for mineral property leases and mining claim government fees are $4,335,942 and $1,288,740, respectively.

Based on cash and cash equivalents on hand of $1,353,333 as of December 31, 2025 and approximately $118.1 million of gross proceeds from the equity financing in January 2026, as at March 10, 2026, management believes that the Company has sufficient financial resources to maintain its operations for the next twelve months.

Financing activities during the year ended December 31, 2025 consisted of a private placement pursuant to which the Company issued 8,192,031 common shares to existing major shareholders to raise gross proceeds of approximately $3.9 million.

Financing activities during the year ended December 31, 2024 consisted of a private placement, pursuant to which the Company issued 3,807,911 common shares to existing major shareholders to raise gross proceeds of approximately $2.5 million.

The Company had no cash flows from investing activities during the years ended December 31, 2025 and December 31, 2024.

As at December 31, 2025, the Company had working capital of $1,015,182 compared to working capital of $959,703 at December 31, 2024. The Company expects that it will operate at a loss for the foreseeable future but believes its current cash and cash equivalents will be sufficient for it to complete its anticipated 2026 work plan and satisfy its currently anticipated general and administrative costs, through the 2026 fiscal year.

There is no assurance that the Company will be able to obtain the additional financing required to further advance the Project on acceptable terms, if at all. In addition, any significant delays in the issuance of required permits for the ongoing work or the development of the Livengood Gold Project, or unexpected results in connection with the ongoing work or the development of the Livengood Gold Project, could result in the Company being required to raise additional funds to advance the Project.

Despite the Company's success to date in raising significant equity financing to fund its operations, there is significant uncertainty that the Company will be able to secure any additional financing in the future. See "Risk Factors – *We will require additional financing to fund exploration and, if warranted, development and production. Failure to obtain additional financing could have a material adverse effect on our financial condition and results of operation and could cast uncertainty on our ability to continue as a going concern.*" The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

Other than cash held by its subsidiaries for their immediate operating needs in the United States, all of the Company's cash reserves are on deposit with a major Canadian chartered bank. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of current market conditions.

Critical Accounting Estimates

Mineral property assets

The Company's mineral project is currently in the development stage, as defined under subpart 1300 of Regulation S-K. Mineral property acquisition costs are capitalized when incurred. Mineral property costs are expensed as incurred. At such time that the Company makes a decision to proceed to production, subsequent mineral property expenses will be capitalized during the development of such property.

41

The Company assesses interests in its mineral property assets for impairment at least annually, but will also conduct an assessment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The assets that are tested for recoverability are the Company's long-lived assets related to mineral property rights and claims. At December 31, 2025, the Company's mineral property assets totaled approximately $55 million. As these assets are all similar in nature (they represent mining claims or rights to mining claims all within the same area), they are viewed as one asset group for impairment testing purposes. The Company evaluates recoverability of its mineral property assets based on the undiscounted cash flows using the life of mine cash flows beginning with production as stated in the TRS for the Livengood Gold Project, which uses a life of mine of approximately 21 years. The estimates used in the life of mine cash flows are subject to uncertainty, including as a result of the assumed gold price.

At the reporting period end, price of gold is compared to the prior year-end gold price. The price of gold on December 31, 2025 was $4,308, which is $1,697 and 65% higher than the price of $2,611 at December 31, 2024. The Livengood Gold Project is a long-term project that will take time to develop and eventually monetize making the use of a longer-term gold price assumption in the TRS more appropriate compared to recent spot prices for gold.

As at December 31, 2025, the Company concluded that the recoverability of the mineral property assets exceeded the carrying value.

Impairment analysis includes assessment of the following circumstances: a significant decrease in the market price of a long-lived asset or asset group; a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group; a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50%.

Stock-based compensation

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section 718 "Compensation - Stock Compensation", which establishes accounting for equity-based compensation awards to be accounted for using the fair value method. The Company uses the Black-Scholes option pricing model to determine the grant date fair value of the awards. The fair value of performance leverage stock grants with market conditions is determined using a Monte Carlo simulation model. Compensation expense is measured at the grant date and recognized over the requisite service period, which is generally the vesting period.

Recently Adopted Accounting Policies

For a description of recently adopted accounting policies, please see Note 2 – *Summary of Significant Accounting Policies* within our Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
International Tower Hill Mines Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of International Tower Hill Mines Ltd. (the "Company"), as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2025, and 2024 and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, and 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Impairment Indicators of Mineral Property

As described in Note 4 to the financial statements, the carrying amount of the Company's mineral property was $55,375,124 as of December 31, 2025. As more fully described in Note 2 to the financial statements, management assesses its mineral property for indicators of impairment at each reporting period.

The principal considerations for our determination that the assessment of impairment indicators of the Company's mineral property is a critical audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the mineral property, specifically relating to the assets' carrying amount which is impacted by the Company's intent and ability to continue to explore and evaluate its asset. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the mineral property.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. Our audit procedures included, among others:

- Obtaining an understanding of the key controls associated with evaluating the mineral property for indicators of impairment.
- Obtaining and assessing management's impairment analysis.
- Evaluating the intent for the mineral property through discussion and communication with management.
- Reviewing the Company's recent expenditure activity and expenditure budgets for future periods.
- Assessing compliance with agreements and expenditure requirements including vouching cash payments.
- Obtaining, on a test basis through government websites, confirmation of title to ensure mineral rights underlying the mineral property are in good standing.

We have served as the Company's auditor since 2017.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants   Vancouver, Canada

March 11, 2026

INTERNATIONAL TOWER HILL MINES LTD.
CONSOLIDATED BALANCE SHEETS
As at December 31, 2025 and 2024
(Expressed in U.S. Dollars)

	Note	December 31, 2025	December 31, 2024
ASSETS			
Current assets			
Cash and cash equivalents	1	$ 1,353,333	$ 992,487
Prepaid expenses and other		159,801	144,693
Total current assets		1,513,134	1,137,180
Property and equipment		7,465	7,465
Mineral property	4	55,375,124	55,375,124
Total assets		$ 56,895,723	$ 56,519,769
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable		$ 145,918	$ 38,374
Accrued liabilities	5	352,034	139,103
Total liabilities		497,952	177,477
Shareholders' equity			
Share capital, no par value; unlimited number of authorized shares; 207,885,473 and 199,693,442 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	7	294,980,859	291,169,769
Contributed surplus	7	37,621,329	36,923,555
Accumulated other comprehensive income		1,598,066	1,413,118
Deficit		(277,802,483)	(273,164,150)
Total shareholders' equity		56,397,771	56,342,292
Total liabilities and shareholders' equity		$ 56,895,723	$ 56,519,769

General Information, Nature of Operations and Going Concern (Note 1)
Commitments (Note 9)
Subsequent events (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

45

INTERNATIONAL TOWER HILL MINES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2025 and 2024
(Expressed in U.S. Dollars)

	Note	December 31, 2025	December 31, 2024
Operating Expenses			
Consulting fees	7	$ 956,711	$ 752,145
Insurance		162,275	204,677
Investor relations	7	62,543	59,475
Mineral property	4	1,596,798	1,211,751
Office		30,032	27,682
Other		16,384	16,847
Professional fees		374,099	241,059
Regulatory		155,482	149,557
Rent	10	135,660	135,176
Travel		42,193	33,516
Wages and benefits	7	996,572	957,809
Total operating expenses		(4,528,749)	(3,789,694)
Other income (expense)			
Gain (loss) on foreign exchange		(183,339)	106,386
Interest income		73,755	83,936
Total other income (expense)		(109,584)	190,322
Net loss for the year		(4,638,333)	(3,599,372)
Other comprehensive income (loss)			
Exchange difference on translating foreign operations		184,948	(115,710)
Total other comprehensive income (loss) for the year		184,948	(115,710)
Comprehensive loss for the year		$ (4,453,385)	$ (3,715,082)
Basic and diluted loss per share		$ (0.02)	$ (0.02)
Weighted average number of shares outstanding - basic and diluted		207,885,473	199,654,096

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Expressed in U.S. Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income(Loss)	Deficit	Total
Balance, December 31, 2023	195,885,531	$ 288,866,139	$ 36,309,865	$ 1,528,828	$ (269,564,778)	$ 57,140,054
Share issuance	3,807,911	2,528,453	—	—	—	2,528,453
Share issuance costs	—	(224,823)	—	—	—	(224,823)
Stock-based compensation-option	—	—	320,448	—	—	320,448
Stock-based compensation-DSU	—	—	293,242	—	—	293,242
Exchange difference on translating foreign operations	—	—	—	(115,710)	—	(115,710)
Net loss	—	—	—	—	(3,599,372)	(3,599,372)
Balance, December 31, 2024	199,693,442	291,169,769	36,923,555	1,413,118	(273,164,150)	56,342,292
Share issuance	8,192,031	3,932,994	—	—	—	3,932,994
Share issuance costs	—	(121,904)	—	—	—	(121,904)
Stock-based compensation-option	—	—	360,340	—	—	360,340
Stock-based compensation-DSU	—	—	337,434	—	—	337,434
Exchange difference on translating foreign operations	—	—	—	184,948	—	184,948
Net loss	—	—	—	—	(4,638,333)	(4,638,333)
Balance, December 31, 2025	207,885,473	$ 294,980,859	$ 37,621,329	$ 1,598,066	$ (277,802,483)	$ 56,397,771

The accompanying notes are an integral part of these consolidated financial statements.

INTERNATIONAL TOWER HILL MINES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Expressed in U.S. Dollars)

		December 31, 2025		December 31, 2024
Operating Activities				
Loss for the year	$	(4,638,333)	$	(3,599,372)
Add items not affecting cash:				
Stock-based compensation-option		360,340		320,448
Stock-based compensation-DSU		337,434		293,242
Changes in non-cash working capital items:				
Accounts receivable		(44,368)		5,165
Prepaid expenses		35,002		134,473
Accounts payable and accrued liabilities		318,198		(47,498)
Cash used in operating activities		(3,631,727)		(2,893,542)
Financing Activities				
Issuance of common shares		3,932,994		2,528,453
Share issuance costs		(121,904)		(224,823)
Cash provided by financing activities		3,811,090		2,303,630
Effect of foreign exchange on cash and cash equivalents		181,483		(105,291)
Decrease in cash and cash equivalents		360,846		(695,203)
Cash and cash equivalents, beginning of year		992,487		1,687,690
Cash and cash equivalents, end of year	$	1,353,333	$	992,487

The accompanying notes are an integral part of these consolidated financial statements.

48

INTERNATIONAL TOWER HILL MINES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars)

1. **GENERAL INFORMATION, NATURE AND CONTINUANCE OF OPERATIONS**

International Tower Hill Mines Ltd. ("ITH" or the "Company") is incorporated under the laws of British Columbia, Canada. The Company's head office address is 1570-200 Burrard Street, Vancouver, British Columbia, Canada.

International Tower Hill Mines Ltd. consists of ITH and its wholly owned subsidiaries Tower Hill Mines, Inc. ("TH Alaska") (an Alaska corporation), Tower Hill Mines (US) LLC ("TH US") (a Colorado limited liability company), and Livengood Placers, Inc. ("LPI") (a Nevada corporation). The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At December 31, 2025, the Company has a 100% interest in its Livengood Gold Project in Alaska, U.S.A.

These consolidated financial statements have been prepared on a going-concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.

Despite the Company's success to date in raising significant equity financing to fund its operations, there is no assurance that the Company will be able to obtain the additional financing required to further advance the Project on acceptable terms, if at all. In addition, any significant delays in the issuance of required permits for the ongoing work or the development of the Livengood Gold Project, or unexpected results in connection with the ongoing work or the development of the Livengood Gold Project, could result in the Company being required to raise additional funds to advance the Project. The amount of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Subsequent to December 31, 2025, the Company completed a public offering and raised approximately $74.75 million and completed a non-brokered private placement and raised approximately $43.3 million (Note 11). As at March 10, 2026, management believes that the Company has sufficient financial resources to maintain its operations for the next twelve months.

These financial statements do not reflect adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern adjustment appropriate. Such adjustments could be material.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of presentation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). On March 10, 2026, the Board approved the consolidated financial statements dated December 31, 2025.

Basis of consolidation

These consolidated financial statements include the accounts of ITH and its wholly owned subsidiaries TH Alaska, TH US, and LPI. All intercompany transactions and balances have been eliminated.

Significant judgments, estimates and assumptions

The preparation of financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. These judgments, estimates and assumptions are regularly evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

The areas which require significant judgment and estimates that management has made at the financial reporting date, that could result in a material change to the carrying amounts of assets and liabilities, in the event actual results differ from the assumptions made, relate to, but are not limited to the following:

Significant judgments
- the determination of functional currencies;
- quantitative and qualitative factors used in the assessment of impairment of the Company's mineral property; and
- the analysis of resource calculations, drill results, labwork, etc. which can impact the Company's assessment of impairment, and provisions, if any, for environmental rehabilitation and restoration.

Cash and cash equivalents

Cash equivalents include highly liquid investments with original maturities of three months or less at the date of purchase, and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Property and equipment

On initial recognition, property and equipment are valued at cost. Property and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated. Depreciation is recorded over the estimated useful life of the assets at the following annual rates:

Computer equipment - 30% declining balance;
Computer software - 3 years straight line;
Furniture and equipment - 20% declining balance; and
Leasehold improvements - straight-line over the lease term.

Additions during the year are depreciated at one-half the annual rates. Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Mineral property assets

Mineral property costs are expensed as incurred. At such time that the Company determines that a mineral property can be economically developed, subsequent mineral property expenses will be capitalized during the development of such property.

The Company assesses interests in its mineral property assets for impairment at least annually but will also conduct an assessment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The assets that are tested for recoverability are the Company's long-lived assets related to mineral property rights and claims. At December 31, 2025, the Company's mineral property assets totaled approximately $55 million. As these assets are all similar in nature (they represent mining claims or rights to mining claims all within the same area), they are viewed as one asset group for impairment testing purposes. The Company evaluates recoverability of its mineral property assets based on the undiscounted cash flows using the life of mine cash flows beginning with production as stated in the Technical Report Summary (the "TRS") attached as Exhibit 96.1 to the 2022 Annual Report on Form 10-K/A filed with the SEC on October 17, 2023 for the Livengood Gold Project, which uses a life of mine of approximately 21 years. The estimates used in the life of mine cash flows are subject to uncertainty, including as a result of the assumed gold price.

As at December 31, 2025, the Company concluded that the recoverability of the mineral property assets exceeded the carrying value.

Impairment analysis includes assessment of the following circumstances: a significant decrease in the market price of a long-lived asset or asset group; a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group; a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; a current expectation

50

that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50%.

Asset retirement obligations

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or contractually required to remediate. The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports and accreted to full value over time through periodic charges to income. The Company does not have any material provisions for environmental rehabilitation as of December 31, 2025.

Impairment of long-lived assets and long-lived assets to be disposed of

Long-lived assets are reviewed for impairment at least annually but are also reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. The estimates used to determine future net cash flows are subject to uncertainty, including as a result of the assumed gold price. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less costs to sell.

Income taxes

The Company accounts for income taxes under the asset and liability method. Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion or the entire deferred tax asset will not be recognized.

Net loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or contracts that may require the issuance of common shares in the future were converted, unless the impact is anti-dilutive. For the year ended December 31, 2025, this calculation proved to be anti-dilutive, and therefore the Company's 3,455,000 stock options and 3,476,102 deferred share units ("DSUs") outstanding at year-end have been excluded from the calculation.

Stock-based compensation

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification Section 718 "Compensation - Stock Compensation", which establishes accounting for equity-based compensation awards to be accounted for using the fair value method. Equity-settled share-based payment arrangements are initially measured at fair value at the date of grant and recorded within shareholders' equity. Arrangements considered to be cash-settled are initially recorded at fair value and classified as accrued liabilities and subsequently re-measured at fair value at each reporting date. The Company's stock option plan is an equity-settled arrangement and the Company's deferred share unit plan can be an equity or cash settled arrangement depending on the grant date term.

The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders' equity or accrued liabilities depending on whether they are equity-settled or cash-settled. The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model and estimate the expected forfeiture rate at the date of grant. The value of DSUs is estimated based on the quoted market price of the Company's common shares. When awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed.

Functional currency

The Company's consolidated financial statements are presented in U.S. dollars, which is the Company's reporting currency. The functional currency of ITH is the Canadian ("C$") dollar and the functional currency of ITH Alaska, TH US and LPI is the U.S. dollar.

In accordance with ASC 830, "Foreign Currency Matters", the Company translates the assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date and the statements of operations and comprehensive loss and cash flows are translated at an average rate during the reporting period. Adjustments resulting from the translation from C$ into U.S. dollars are recorded in shareholders' equity as part of accumulated other comprehensive income.

Foreign currency transactions are translated into the functional currency of the respective currency of the entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in profit or loss. Non-monetary items that are not re-translated at period end are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value, which are translated using the exchange rates as at the date when fair value was determined. Gains and losses are recorded in the statement of operations and comprehensive loss.

Recently issued accounting pronouncements

Accounting Standards Update 2024-03 – Income Statement – Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 requires all public entities to disclose disaggregated information about purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depletion for each income statement line item that contains those expenses. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. ASU 2024-03 allows for early adoption and requires either prospective adoption to financial statements issued for reporting periods after the effective date of ASU 2024-03 or retrospective adoption for any and all prior periods presented in the financial statements. The Company is currently assessing the impact of adopting ASU 2024-03 on the consolidated financial statements and related disclosures.

The Company has determined that other significant newly issued accounting pronouncements are either not applicable to the Company's business or that no material effect is expected on the financial statements as a result of future adoption.

3.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The carrying values of cash and cash equivalents, accounts payable, and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the significance of the inputs used in making the measurement. The three levels of the fair value hierarchy are as follows:

● Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
● Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and,
● Level 3 – Inputs that are not based on observable market data.

There were no financial instruments measured at fair value.

4.   **MINERAL PROPERTY**

The Company had the following activity related to the mineral property:

Capitalized acquisition costs		Amount
Balance, December 31, 2023	$	55,375,124
Additions		—
Balance, December 31, 2024	$	55,375,124
Additions		—
Balance, December 31, 2025	$	55,375,124

The following table presents costs incurred for mineral property activities for the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025		Year ended December 31, 2024
Mineral property costs:			
Aircraft services	$ 11,400	$	10,790
Environmental	221,708		217,062
Equipment and facilities rental	22,377		33,701
Field costs	198,362		102,326
Geological/geophysical	111,868		—
Land maintenance & tenure	900,144		819,689
Legal	130,464		15,019
Transportation and travel	475		13,164
Total expenditures for the year	$ 1,596,798	$	1,211,751

Properties acquired from AngloGold, Alaska

Pursuant to an Asset Purchase and Sale and Indemnity Agreement dated June 30, 2006, as amended on July 26, 2007 (the "AngloGold Agreement"), among the Company, AngloGold Ashanti (U.S.A.) Exploration Inc. ("AngloGold") and TH Alaska, the Company acquired all of AngloGold's interest, as it was constituted at the time, in the Livengood property located 70 miles north of Fairbanks Alaska. Since that time, the Company has acquired or adjusted various interests that comprise the Livengood Property, which is further described below.

Details of the Livengood Property are as follows:

Livengood Property:

The Livengood property is located in the Tintina gold belt approximately 113 kilometers (70 miles) north of Fairbanks, Alaska. The property consists of land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases, Alaska state mining claims purchased or located by the Company and patented ground held by the Company.

Details of the leases are as follows:

a)   a lease of the Alaska Mental Health Trust mineral rights having a term commencing July 1, 2004 and extending 29 years until June 30, 2033, subject to further extensions beyond June 30, 2033 by either (1) commercial production or (2) payment of an annual advance minimum royalty and diligent pursuit of development. The lease requires minimum work expenditures and advance minimum royalties (all of which minimum royalties are recoverable from production royalties) which escalate annually with inflation. A net smelter return ("NSR") production royalty of between 2.5% and 5.0% (depending upon the price of gold) is payable to the lessor with respect to the lands subject to this lease. In addition, an NSR production royalty of 1% is payable to the lessor with respect to the unpatented federal mining claims subject to the lease described in b) below and an NSR production royalty of between 0.5% and 1.0% (depending upon the price of gold) is payable to the lessor with respect to the lands acquired by the Company as a result of the purchase of Livengood Placers, Inc. in December 2011. As of December 31, 2025, the Company has paid $5,953,438 from the inception of this lease.

b) a lease of federal unpatented lode mining claims having an initial term of ten years commencing on April 21, 2003 and continuing for so long thereafter as advance minimum royalties are paid and mining related activities, including exploration, continue on the property or on adjacent properties controlled by the Company. The lease requires an advance minimum royalty of $50,000 on or before each anniversary date for the duration of the lease (all of which minimum royalties are recoverable from production royalties). An NSR production royalty of between 2% and 3% (depending on the price of gold) is payable to the lessors. The Company may purchase 1% of the royalty for $1,000,000. As of December 31, 2025, the Company has paid $1,080,000 from the inception of this lease.

c) a lease of patented lode claims having an initial term of ten years commencing January 18, 2007, and continuing for so long thereafter as minimum royalties are paid. In 2019, the Company acquired a 40% interest in the mining claims subject to the lease, providing the Company with a 40% interest in the lease. The lease requires a minimum royalty of $15,000 payable to the remaining third-party lessors on or before each anniversary date subsequent to January 18, 2017 (all of which minimum royalties are recoverable from production royalties). As of December 31, 2025, the Company has paid $315,000 to the remaining third-party lessors in minimum royalties from the inception of this lease. A production royalty of 1.8% NSR is payable to the remaining third-party lessors. At any time during the term of the lease, the Company may exercise its option to purchase all interests of the remaining third-party lessors in the patented lode claims subject to the lease (including the production royalty) for $600,000 (less all minimum and production royalties paid to said lessors prior to the date the option is exercised), of which 10% of the purchase price is payable upon exercise, 40% is payable in equal installments over the subsequent four years following the exercise, and 50% is payable by way of the 1.8% NSR production royalty. Upon commencement of commercial production, the option must be exercised.

d) a lease of unpatented federal lode mining and federal unpatented placer claims having an initial term of ten years commencing on March 28, 2007, and continuing for so long thereafter as advance minimum royalties are paid and mining related activities, including exploration, continue on the property or on adjacent properties controlled by the Company. The lease requires an advance minimum royalty of $15,000 on or before each anniversary date for the duration of the lease (all of which minimum royalties are recoverable from production royalties). The Company is required to pay the lessor the additional sum of $250,000 upon making a positive production decision, of which $125,000 is payable within 120 days of the decision and $125,000 is payable within a year of the decision (all of which are recoverable from production royalties). An NSR production royalty of 2% is payable to the lessor. The Company may purchase all of the interest of the lessor in the leased property (including the production royalty) for $1,000,000. As of December 31, 2025, the Company has paid $248,000 from the inception of this lease.

Title to mineral properties

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

5. **ACCRUED LIABILITIES**

The following table presents the accrued liabilities balances at December 31, 2025 and 2024.

	December 31, 2025		December 31, 2024
Accrued liabilities	$	290,657	$	83,876
Accrued salaries and benefits		61,377		55,227
Total accrued liabilities	$	352,034	$	139,103

Accrued liabilities at December 31, 2025 include accruals for general corporate costs and project costs of $127,064 and $163,596, respectively. Accrued liabilities at December 31, 2024 include accruals for general corporate costs and project costs of $44,831 and $39,045, respectively.

6.   INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the years ended December 31, 2025 and 2024:

		December 31, 2025			December 31, 2024
Loss for the year		$	(4,638,333)	$	(3,599,372)
Federal and Provincial tax rate			27.0 %		27.0 %
Expected income tax (recovery)	27.0 %	$	(1,252,000)	27.0 % $	(972,000)
Change in statutory, foreign tax, foreign exchange rates and other	7.0 %		(323,000)	(12.6)%	455,000
Permanent difference	(4.1)%		190,000	(2.4)%	88,000
Share issue cost	0.8 %		(35,000)	1.7 %	(60,000)
Adjustment to prior years provision versus statutory tax returns	(430.7)%		19,979,000	(7.1)%	257,000
Change in valuation allowance	400.1 %		(18,559,000)	(6.4)%	232,000
Total income tax expense (recovery)		$	—	$	—
Current income tax		$	—	$	—
Deferred tax recovery		$	—	$	—

The significant components of the Company's deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

		December 31, 2025		December 31, 2024
Deferred tax assets (liabilities):				
Exploration and evaluation assets	$	—	$	16,210,000
Property and equipment		7,000		7,000
Share issue costs		63,000		45,000
Non-capital losses available for future period		56,646,000		55,434,000
Valuation allowance		(53,137,000)		(71,696,000)
Net deferred tax asset		3,579,000		—
Deferred tax liabilities				
Exploration and evaluation assets		(3,579,000)		—
Net deferred tax assets	$	—	$	—

At December 31, 2025, the Company has available non-capital losses for Canadian income tax purposes of approximately C$ 31,160,000 and net operating losses for US income tax purposes of approximately $40,529,000 that do not have an expiration date and $137,153,000 available for carry-forward to reduce future years' taxable income, if not utilized, expiring as follows:

		Canada (C$)		United States ($)
2045	C$	1,595,000	$	—
2044		906,000		—
2043		1,063,000		—
2042		599,000		—
2041		1,204,000		—
2040		1,211,000		—
2039		1,164,000		—
2038		417,000		—
2037		1,757,000		8,800,000
2036		1,611,000		8,798,000
2035		395,000		10,703,000
2034		1,792,000		12,587,000
2033		1,687,000		14,208,000
2032		2,854,000		16,798,000
2031		5,051,000		40,825,000
2030		3,052,000		18,765,000
2029		2,378,000		2,973,000
2028		1,301,000		1,412,000
2027		1,031,000		1,284,000
2026		92,000		—
	C$	31,160,000	$	137,153,000

The Company also has available mineral resource expenses that are related to the Company's activities in the United States of approximately $60,013,000, which may be deductible for U.S. tax purposes. Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts due to the uncertainty of future taxable income.

7.   **SHARE CAPITAL**

Authorized

The Company's share capital consists of an unlimited number of authorized common shares without par value. At December 31, 2025 and 2024, there were 207,885,473 and 199,693,442 shares issued and outstanding, respectively.

Share issuances

During the year ended December 31, 2025, the Company issued 8,192,031 common shares pursuant to a $3,932,994 non-brokered private placement at a price of $0.4801 per common share to existing major shareholders of the Company.

During the year ended December 31, 2024, the Company issued 3,807,911 common shares pursuant to a $2,528,453 non-brokered private placement at a price of $0.664 per common share to existing major shareholders of the Company.

Stock options

The Company adopted an incentive stock option plan in 2006, as amended September 19, 2012 and re-approved by the Company's shareholders on May 28, 2015, May 30, 2018, May 25, 2021, and May 29, 2024 (the "Stock Option Plan"). The essential elements of the Stock Option Plan provide that the aggregate number of common shares of the Company that may be issued pursuant to options granted under the Stock Option Plan and any other share-based compensation arrangements may not exceed 10% of the number of issued shares of the Company at the time of the granting of options. Options granted under the Stock Option Plan will have a maximum term of ten years. The exercise price of options granted under the Stock Option Plan shall be fixed in compliance with the applicable provisions of the Toronto Stock Exchange ("TSX") Company Manual in force at the time of grant and, in any event, shall not be less than the closing price of the Company's common shares on the TSX on the trading day immediately preceding the day on which the option is granted, or such other price as may be agreed to by the Company and accepted by the TSX. Options granted under the Stock Option Plan vest immediately, unless otherwise determined by the directors at the date of grant.

On June 4, 2025, the Company granted a total of 240,000 incentive stock options to certain officers and employees of the Company to purchase common shares in the capital stock of the Company at an issue price of C$1.25 per share. Of the total 240,000 stock options granted, 150,000 were granted to Mr. Karl Hanneman, Chief Executive Officer. All of the options vest one-third on the grant date, one-third on June 4, 2026, one-third on June 4, 2027 and expire on June 4, 2031.

On May 29, 2024, the Company granted a total of 240,000 incentive stock options to certain officers and employees of the Company to purchase common shares in the capital stock of the Company at an issue price of C$0.94 per share. Of the total 240,000 stock options granted, 150,000 were granted to Mr. Karl Hanneman, Chief Executive Officer. All of the options vest one-third on the grant date, one-third on May 29, 2025, one-third on May 29, 2026 and expire on May 29, 2030.

On December 2, 2024, the Company granted a total of 2,500,000 incentive stock options to certain contractors of the Company to purchase common shares in the capital stock of the Company at an issue price of C$0.64 per share. Of the 2,500,000 options, 1,000,000 options vested immediately on the grant date, 500,000 were cancelled on June 2, 2025 when certain market conditions were not met, and the remaining 1,000,000 vested on December 2, 2025 when certain market conditions were met. All of these options expire on December 2, 2026.

A summary of the status of the stock option plan as of December 31, 2025 and 2024 and changes during the fiscal years is presented below:

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Number of Options	Weighted Average Exercise Price (C$)	Aggregate Intrinsic Value (C$)	Number of Options	Weighted Average Exercise Price (C$)	Aggregate Intrinsic Value (C$)
Balance, beginning of the year	4,152,232	$ 0.78	—	1,787,049	$ 0.92	—
Granted	240,000	$ 1.25	—	2,740,000	$ 0.67	—
Forfeited/cancelled	(500,000)	$ 0.64	—	—	—	—
Expired	(437,232)	$ 1.14	—	(374,817)	$ 0.61	—
Balance, end of the year	3,455,000	$ 0.79	$ 6,014,550	4,152,232	$ 0.78	$ 2,400

The weighted average remaining life of options outstanding at December 31, 2025 was 1.8 years.

Stock options outstanding are as follows:

	December 31, 2025			December 31, 2024		
Expiry Date	Exercise Price (C$)	Number of Options	Exercisable	Exercise Price (C$)	Number of Options	Exercisable
February 1, 2025	—	—	—	$ 1.35	250,000	250,000
August 8, 2025	—	—	—	$ 0.85	187,232	187,232
May 27, 2026	$ 0.92	255,000	255,000	$ 0.92	255,000	255,000
May 25, 2027	$ 1.31	240,000	240,000	$ 1.31	240,000	240,000
May 24, 2028	$ 0.92	240,000	240,000	$ 0.92	240,000	240,000
May 23, 2029	$ 0.63	240,000	240,000	$ 0.63	240,000	160,000
May 29, 2030	$ 0.94	240,000	160,000	$ 0.94	240,000	80,000
December 2, 2026	$ 0.64	2,000,000	2,000,000	$ 0.64	2,500,000	1,000,000
June 4, 2031	$ 1.25	240,000	80,000	—	—	—
	—	3,455,000	3,215,000	—	4,152,232	2,412,232

A summary of the non-vested options as of December 31, 2025 and 2024 and changes during the fiscal years ended December 31, 2025 and 2024 is as follows:

Non-vested options:	Number of options		Weighted average grant-date fair value (C$)
Outstanding at December 31, 2023	240,000	$	0.73
Granted	2,740,000	$	0.29
Vested	(1,240,000)	$	0.34
Outstanding at December 31, 2024	1,740,000	$	0.28
Granted	240,000	$	0.87
Forfeited/cancelled	(500,000)	$	0.13
Vested	(1,240,000)	$	0.35
Outstanding at December 31, 2025	240,000	$	0.79

At December 31, 2025, there was C$88,963 of unrecognized compensation expense related to non-vested options outstanding.

Deferred Share Unit Incentive Plan

On April 4, 2017, the Company adopted a Deferred Share Unit Plan (the "DSU Plan"). The DSU Plan was approved by the Company's shareholders on May 24, 2017 and re-approved by the Company's shareholders on May 27, 2020, May 25, 2021, and May 29, 2024. As at December 31, 2025, the maximum aggregate number of common shares that could be issued under the DSU Plan and the Stock Option Plan was 20,788,547, representing 10% of the number of issued and outstanding common shares on that date (on a non-diluted basis). As at December 31, 2025, the Company had stock options to potentially acquire 3,455,000 common shares outstanding under the Stock Option Plan (representing approximately 1.66% of the outstanding common shares), leaving up to 17,333,547 common shares available for future grants under the DSU Plan and under the Stock Option Plan (combined) based on the number of outstanding common shares as at that date on a non-diluted basis (representing an aggregate of approximately 8.34% of the outstanding common shares).

During the year ended December 31, 2025, in accordance with the DSU Plan, the Company granted each of the members of the Board (other than those directors nominated for election by Paulson & Co. Inc.) 66,400 DSUs for a total of 332,000 DSUs with a grant date fair value (defined as the weighted average of the prices at which the common shares traded on the exchange with the most volume for the five trading days immediately preceding the grant) of C$1.25 per DSU, representing C$83,000 per director or C$415,000 in the aggregate.

During the year ended December 31, 2024, in accordance with the DSU Plan, the Company granted each of the members of the Board (other than those directors nominated for election by Paulson & Co. Inc.) 88,298 DSUs for a total of 441,490 DSUs with a grant date fair value (defined as the weighted average of the prices at which the common shares traded on the exchange with the most volume for the five trading days immediately preceding the grant) of C$0.94 per DSU, representing C$83,000 per director or C$415,000 in the aggregate.

The DSUs entitle the holders to receive common shares of the Company's stock without the payment of any consideration. The DSUs vested immediately upon being granted, but the common shares of stock underlying the DSUs are not deliverable to the grantee until the grantee is no longer serving on the Board.

DSUs outstanding are as follows:

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Number of DSUs		Weighted average grant-date fair value (C$)	Number of DSUs		Weighted average grant-date fair value (C$)
Balance, beginning of the year	3,144,102	$	0.84	2,702,612	$	0.83
Issued	332,000	$	1.25	441,490	$	0.94
Balance, end of the year	3,476,102	$	0.88	3,144,102	$	0.84

58

Share-based payments

During the year ended December 31, 2025, the Company granted 240,000 stock options and 332,000 DSUs. Share-based payment compensation for the year ended December 31, 2025 total $697,774 ($360,340 related to stock options and $337,434 related to DSUs). Of the total expense for the year ended December 31, 2025, $574,499 was included in consulting fees, $115,057 was included in wages and benefits, and $8,218 was included in investor relations in the statement of operations and comprehensive loss.

During the year ended December 31, 2024, the Company granted 1,740,000 stock options and 441,490 DSUs. Share-based payment compensation for the year ended December 31, 2024 total $613,690 ($320,448 related to stock options and $293,242 related to DSUs). Of the total expense for the year ended December 31, 2024, $519,249 was included in consulting fees, $88,145 was included in wages and benefits, and $6,296 was included in investor relations in the statement of operations and comprehensive loss.

The following weighted average assumptions were used for the Black-Scholes option pricing model of all the stock options excluding the stock options granted on December 2, 2024:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Expected life of options	6 years	6 years
Risk-free interest rate	2.90 %	3.75 %
Expected volatility	78.48 %	76.79 %
Dividend rate	0.00 %	0.00 %
Exercise price (C$)	$ 1.25	$ 0.94

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company's shares.

Due to the nature of the stock options granted on December 2, 2024 which have variable vesting conditions, the Black-Scholes model was used to determine the fair value of the 1,000,000 options that vested immediately upon grant and a Monte Carlo Simulation was used with the underlying share price of the Company and the VanEck Junior Gold Miners ETF to determine the fair value of the remaining 1,500,000 options. The following weighted average assumptions were used for the December 2, 2024 stock option grant:

	Year Ended December 31, 2024 Black-Scholes		Year Ended December 31, 2024 Monte Carlo Simulation	
Expected life of options	2 years		2 years	
Risk-free interest rate	3.03	%	3.04	%
Expected volatility	80.31	%	81.00	%
Dividend rate	0.00	%	0.00	%
Exercise price (C$)	$ 0.64		$ 0.64	

8. **SEGMENT AND GEOGRAPHIC INFORMATION**

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. This segment does not presently report any revenues from operations. The Company's Chief Executive Officer ("CEO") acts as the Chief Operating Decision Maker ("CODM") and the CODM uses consolidated net income/loss as the measure of segment profit and loss to assess performance and allocate resources. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets, with a majority of these assets located in the United States.

We reported no revenues during the years ended December 31, 2025 or 2024.

The following tables present selected financial information by geographic location:

		Canada		United States		Total
December 31, 2025						
Mineral property	$	—	$	55,375,124	$	55,375,124
Property and equipment		7,465		—		7,465
Current assets		1,250,822		262,312		1,513,134
Total assets	$	1,258,287	$	55,637,436	$	56,895,723
December 31, 2024						
Mineral property	$	—	$	55,375,124	$	55,375,124
Property and equipment		7,465		—		7,465
Current assets		652,473		484,707		1,137,180
Total assets	$	659,938	$	55,859,831	$	56,519,769

		Year Ended December 31, 2025		Year Ended December 31, 2024
Net loss for the year - Canada	$	(1,797,562)	$	(1,138,375)
Net loss for the year - United States		(2,840,771)		(2,460,997)
Net loss for the year	$	(4,638,333)	$	(3,599,372)

9. COMMITMENTS

The following table discloses, as of December 31, 2025, the Company's contractual obligations including anticipated mineral property payments and work commitments. Under the terms of the Company's mineral property purchase agreements, mineral leases and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make lease or advance royalty payments, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company's interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur any such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties. The following table assumes that the Company retains the rights to all of its current mineral properties, but does not exercise any lease purchase or royalty buyout options:

				Payments Due by Year						2031 and		
		2026		2027		2028		2029		2030	beyond	Total
Mineral Property Leases[1]	$	702,865	$	710,651	$	718,534	$	726,516	$	734,597	$ 742,779	$ 4,335,942
Mining Claim Government Fees		214,790		214,790		214,790		214,790		214,790	214,790	1,288,740
Total	$	917,655	$	925,441	$	933,324	$	941,306	$	949,387	$ 957,569	$ 5,624,682

1. Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work for which will actually be carried out by the Company. Does not include potential royalties that may be payable (other than annual minimum royalty payments). See Note 4.

10. LEASES

On December 12, 2019, the Company entered into a one-year operating lease agreement (for the lease period of January 1, 2020 through December 31, 2020) of the Fairbanks office. After the initial one-year lease period, the agreement has continued on a month-to-month basis. Therefore, the Company has elected the short-term lease recognition exemption for the office lease. Accordingly, office lease costs will continue to be reported as rent expense on the Consolidated Statements of Operations and Comprehensive Loss and the Company will not recognize a right-of-use (ROU) asset and lease liability on the Consolidated Balance Sheets.

11.   **SUBSEQUENT EVENTS**

Subsequent to December 31, 2025, the Company completed a public offering pursuant to which it issued 33,672,000 common shares of the Company, at a price of $2.22 per common share in the United States, for aggregate gross proceeds, before underwriting expenses and expenses of the offering, of approximately $74.75 million. In connection with the public offering, the Company completed a non-brokered private placement in two tranches pursuant to which it issued an aggregate of 19,520,000 common shares of the Company, at a price of $2.22 per common share to an existing major shareholder of the Company, for total proceeds of approximately $43.3 million.

During February 2026, in accordance with the DSU Plan, the Company granted three of the Company's directors a total of 41,503 DSUs with a grant date fair value of $2.53 per DSU, or an aggregate of $105,000.

61

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2025, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on the evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2025, the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed in reports filed or submitted to the SEC under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, in a manner that allows for timely decisions regarding required disclosures.

The effectiveness of our or any system of disclosure controls and procedures, however well designed and operated, can provide only reasonable assurance that the objectives of the system will be met and is subject to certain limitations, including the exercise of judgment in designing, implementing and evaluating controls and procedures and the assumptions used in identifying the likelihood of future events.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of internal control over financial reporting as of December 31, 2025. In conducting this evaluation, management used the framework established by the Committee of Sponsoring Organizations of the Treadway Commission as set forth in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2025**.**

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will achieve its stated objectives under all future conditions.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in internal controls over financial reporting during the fourth quarter ended December 31, 2025 that have materially, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

During the year ended December 31, 2025, no director or officer of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by Items 401, 405, 406, 407(c)(3), (d)(4) and (d)(5) of Regulation S-K will be included in the Company's Proxy Statement for its 2026 Annual Meeting of Shareholders to be filed with the SEC within 120 days after December 31, 2025 (the "2026 Proxy Statement"), and is incorporated by reference in this Annual Report on Form 10-K.

The Company's Code of Business Conduct and Ethics is available on the Company's website at *www.ithmines.com*. We intend to post on our website any amendments to, or waivers from our Code of Business Conduct and Ethics applicable to senior financial executives.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 and paragraph (e)(4) and (e)(5) of Item 407 of Regulation S-K will be contained in the Company's 2026 Proxy Statement, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) and Item 403 of Regulation S-K will be contained in the Company's 2026 Proxy Statement, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 404 and Item 407(a) of Regulation S-K will be contained in the Company's 2026 Proxy Statement, and is incorporated by reference in this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 9(e) of Schedule 14A will be filed in the Company's 2026 Proxy Statement, and is incorporated by reference in this Annual Report on Form 10-K.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as part of this report

(1)   All financial statements

The report of independent registered public accounting firm (Davidson & Company LLP, Vancouver, British Columbia, Canada, PCAOB ID 731).

The consolidated statements of operations and comprehensive loss, cash flows, and changes in shareholders' equity, and the consolidated balance sheets are included as part of Part II, Item 8, Financial Statements and Supplementary Data.

(2)   Financial statement schedules

All financial statement schedules have been omitted, since the information is either not applicable or required, or because the information required is included in the consolidated financial statements and notes thereto included in this Form 10-K.

(3)   Exhibits required by Item 601 of Regulation S-K

Exhibit Number	**Description**
3.1	Amended and Restated Articles of the Company, as amended on June 21, 2021 (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q on August 6, 2021 and incorporated herein by reference)
4.1	Form of Common Share Certificate (filed as Exhibit 1 to the Company's Form 8-A on August 2, 2007 and incorporated herein by reference)
4.2	Investor Rights Agreement, dated December 28, 2016, between International Tower Hill Mines Ltd. and Paulson & Co. Inc. (filed as Exhibit 4.1 to the Company's Form 8-K filed on January 5, 2017 and incorporated herein by reference)
4.3	Description of Securities (filed as Exhibit 4.3 to the Company's Form 10-K filed on March 9, 2022 and incorporated herein by reference)
10.1	Mining Lease with Option to Purchase, dated January 18, 2007, between Talon Gold Alaska Inc. and Bernard E. Griffin, Donna Griffin, Larry Kilgore, Sherry Gerbi, Jerry Griffin, Tim Miller, Lynne Miller, Robert and Marcia Miller (filed as Exhibit 11 to the Company's Form 20-F on December 3, 2007 and incorporated herein by reference)
10.2**	Upland Mining Lease, effective July 1, 2004, between the Alaska Mental Health Trust Authority and Tower Hill Mines, Inc. (as successor to AngloGold (U.S.A.)) (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q/A on December 10, 2013 and incorporated herein by reference)
10.3	Addendum No. 2 to Upland Mining Lease, effective July 1, 2007, between the State of Alaska, Department of Natural Resources, Mental Health Trust Land Office and Tower Hill Mines, Inc. (formerly Talon Gold Alaska, Inc.) (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q on November 6, 2013 and incorporated herein by reference)
10.4	Addendum No. 3 to Upland Mining Lease, effective January 1, 2010, between the State of Alaska, Department of Natural Resources, Mental Health Trust Land Office and Tower Hill Mines, Inc. (formerly Talon Gold Alaska, Inc.) (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q on November 6, 2013 and incorporated herein by reference)

10.5	[Addendum No. 4 to Upland Mining Lease, effective June 27, 2013, between the State of Alaska, Department of Natural Resources, Mental Health Trust Land Office and Tower Hill Mines, Inc. (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q on November 6, 2013 and incorporated herein by reference)](#)
10.6**	[Addendum No. 5 to Upland Mining Lease, effective June 30, 2013, between the State of Alaska, Department of Natural Resources, Mental Health Trust Land Office and Tower Hill Mines, Inc. (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q on November 6, 2013 and incorporated herein by reference)](#)
10.7**	[Addendum No. 6 to Upland Mining Lease, effective June 30, 2023, between the State of Alaska, Department of Natural Resources, Mental Health Trust Land Office and Tower Hill Mines, Inc. (filed as Exhibit 10.7 to the Company's Form 10 - K on March 12, 2025 and incorporated herein by reference)](#)
10.8*	[2006 Stock Option Plan, as amended September 19, 2012 (filed as Exhibit 10.9 to the Company's Form 10-K on March 13, 2013 and incorporated herein by reference)](#)
10.9*	[Form of Stock Option Agreement for use under the 2006 Stock Option Plan (filed as Exhibit 10.10 to the Company's Form 10-K on March 13, 2013 and incorporated herein by reference)](#)
10.10*	[2017 Deferred Share Unit Incentive Plan (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q on August 11, 2017 and incorporated herein by reference)](#)
10.11*	[Consulting Agreement, dated May 11, 2015, between David A. Cross and International Tower Hill Mines Ltd. (filed as Exhibit 10.1 to the Company's Form 8-K filed on May 12, 2015 and incorporated herein by reference)](#)
10.12*	[Financial and Accounting Consulting Agreement, dated May 11, 2015, between Cross Davis & Company LLP, Certified General Accountants and International Tower Hill Mines Ltd. (filed as Exhibit 10.2 to the Company's Form 8-K filed on May 12, 2015 and incorporated herein by reference)](#)
10.13*	[Amended and Restated Employment Agreement, dated February 10, 2026, between Karl Hanneman and Tower Hill Mines (US) LLC (filed as Exhibit 10.1 to the Company's Form 8-K filed on February 13, 2026 and is incorporated herein by reference)](#)
10.14	[Amended and Restated Mining Lease, dated November 22, 2017, between Kasey Leigh Tucker and Tower Hill Mines, Inc. to amend and restate Mining Lease effective as of March 28, 2017, between Ronald Tucker and Talon Gold Alaska, Inc. (filed as Exhibit 10.16 to the Company's Form 10-K on March 15, 2019 and incorporated herein by reference)](#)
10.15	[Subscription Agreement, dated March 13, 2018, between the Company and Electrum Strategic Opportunities Fund II, L.P. (filed as Exhibit 10.1 to the Company's Form 8-K filed on March 16, 2018 and incorporated herein by reference)](#)
10.16	[Subscription Agreement, dated March 13, 2018, between the Company and Paulson & Co. Inc. (filed as Exhibit 10.2 to the Company's Form 8-K filed on March 16, 2018 and incorporated herein by reference)](#)
10.17	[Subscription Agreement, dated January 16, 2024, between the Company and Paulson & Co. Inc., Sprott Asset Management USA, Inc., and Heptagon plc Kopernik Global All-Cap Equity Fund, a fund managed by Kopernik Global Investors, LLC (filed as Exhibit 10.1 to the Company's Form 8-K on January 22, 2024 and incorporated herein by reference)](#)
10.18	[Consulting Agreement, dated December 2, 2024, between the Company and Phenom Ventures LLC (filed as Exhibit 10.1 to the Company's Form 8-K filed on December 2, 2024 and incorporated herein by reference)](#)
10.19	[Stock Option Agreement, dated December 2, 2024, between the Company and Phenom Ventures LLC (filed as Exhibit 10.2 to the Company's Form 8-K filed on December 2, 2024 and incorporated herein by reference)](#)
10.20	[Form of Subscription Agreement, dated February 26, 2025 (filed as Exhibit 10.1 to the Company's Form 8-K filed on March 4, 2025 and incorporated herein by reference)](#)

10.21	Subscription Agreement, dated January 21, 2026, between the Company and Paulson & Co., Inc. (filed as Exhibit 10.1 to the Company's Form 8-K filed on January 27, 2026 and incorporated herein by reference)
10.22	Subscription Agreement, dated January 27, 2026, between the Company and Paulson & Co., Inc. (filed as Exhibit 10.2 to the Company's Form 8-K filed on January 27, 2026 and incorporated herein by reference)
19.1	Insider Trading Policy (filed as Exhibit 19.1 to the Company's Form 10 - K filed on March 12, 2025 and incorporated herein by reference)
21.1	Subsidiaries of the Company (filed as Exhibit 21.1 to the Company's Annual Report on Form 10-K on March 10, 2021 and incorporated herein by reference)
23.1+	Consent of Davidson & Company LLP
24+	Power of Attorney (see signature page)
31.1+	Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2+	Certification of Principal Financial and Accounting Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1+	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2+	Certification of the Principal Financial and Accounting Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Incentive Compensation Recovery Policy (filed as Exhibit 97.1 to the Company's Annual Report on Form 10-K on March 8, 2024 and incorporated herein by reference)
101+	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets at December 31, 2025 and 2024, (ii) the Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2025 and 2024, (iii) the Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2025 and 2024, (iv) the Consolidated Statements of Cash Flows for the Years Ended December 31, 2025 and 2024, and (v) the Notes to the Consolidated Financial Statements
104+	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Management contract or compensatory plan or arrangement

**   Certain portions of this exhibit have been omitted by redacting a portion of the text (indicated by asterisks in the text). This exhibit has been filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

\+   Filed or furnished herewith

The information required by Section (a)(3) of Item 15 is set forth on the Exhibit Index that follows the signatures page of this Form 10-K.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Tower Hill Mines Ltd.

By: /s/ Karl L. Hanneman
      Karl L. Hanneman
      Chief Executive Officer

Date: March 11, 2026

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Karl. L. Hanneman as his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Karl L. Hanneman
     Karl L. Hanneman
     Chief Executive Officer and Director
     (Principal Executive Officer)
	By: /s/ Stuart A. Harshaw
	     Stuart A. Harshaw
	     Director

Date: March 11, 2026	Date: March 11, 2026

By: /s/ David Cross
     David Cross
     Chief Financial Officer
     (Principal Financial and Accounting Officer)
	By: /s/ Marcelo Kim
	     Marcelo Kim
	     Director

Date: March 11, 2026	Date: March 11, 2026

By: /s/ Anton J. Drescher
     Anton J. Drescher
     Director
	By: /s/ Thomas S. Weng
	     Thomas S. Weng
	     Director

Date: March 11, 2026	Date: March 11, 2026

By: /s/ Edel Tully
     Edel Tully
     Director	

Date: March 11, 2026	

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-273881) and Form S-8 (No. 333-174617) of International Tower Hill Mines Ltd. of our report dated March 11, 2026, relating to the consolidated financial statements of International Tower Hill Mines Ltd., which appears in Form 10-K of International Tower Hill Mines Ltd. dated March 11, 2026.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants
Vancouver, Canada

March 11, 2026

EXHIBIT 31.1

CERTIFICATION

I, Karl L. Hanneman, certify that:

1. I have reviewed this Annual Report on Form 10-K of International Tower Hill Mines Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2026

By: /s/ Karl L. Hanneman

Karl L. Hanneman
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, David Cross, certify that:

1. I have reviewed this Annual Report on Form 10-K of International Tower Hill Mines Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2026

By: /s/ David Cross
David Cross
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of International Tower Hill Mines Ltd. (the "Company"), for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Karl L. Hanneman, Chief Executive Officer of the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 11, 2026

By: /s/ Karl L. Hanneman
Karl L. Hanneman
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of International Tower Hill Mines Ltd. (the "Company"), for the period ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Cross, Chief Financial Officer for the Company, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 11, 2026

By: /s/ David Cross
David Cross
Chief Financial Officer
(Principal Financial and Accounting Officer)

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Marcelo Kim, Chair
Chair and Partner, Paulson & Co.

Thomas S. Weng
Lead Independent Director and Co-Founding Partner, Alta Capital Partners

Anton J. Drescher
President, Harbour Pacific Capital Corp.

Andrew Cole

Karl L. Hanneman
CEO, International Tower Hill Mines Ltd.

Stuart A. Harshaw
President and CEO, Nickel Creek Platinum

Edel Tully
Head of Communications and Financial Markets Development Lead, London Bullion Market Association

EXECUTIVE OFFICERS

Karl L. Hanneman
Chief Executive Officer

David A. Cross
Chief Financial Officer

CORPORATE INFORMATION

OFFICE LOCATIONS:
VANCOUVER HEAD OFFICE
Suite 1570 - 200 Burrard Street
Vancouver, British Columbia
Canada V6C 3L6
Phone: 604-683-6332
Fax: 604-408-7499
Toll Free: 855-208-4642

FAIRBANKS OFFICE
506 Gaffney Road, Suite 200
Fairbanks, Alaska
USA 99701
Phone: 907-328-2800
Toll Free: 855-428-2825

INVESTOR RELATIONS
Copies of International Tower Hill Mines Ltd.'s Annual Report are available at no charge. Please direct requests and other investor relations questions to:

International Tower Hill Mines Ltd.
Attention: Investor Relations
506 Gaffney Road, Suite 200
Fairbanks, Alaska
USA 99701
Phone: 855-428-2825

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.
510 Burrard Street, 3rd Floor
Vancouver, British Columbia
Canada V6C 3B9
Phone: 604-661-9400
Fax: 604-661-9549

AUDITORS
Davidson & Company LLP
1200 – 609 Granville Street
PO Box 10372
Vancouver, British Columbia
Canada V7Y 1G6

CORPORATE COUNSEL
CANADA:
McCarthy Tétrault LLP
Suite 2400 - 745 Thurlow Street
Vancouver, British Columbia
Canada V6E 0C5

U.S.:
Hogan Lovells US LLP
1601 Wewatta Street
Suite 900
Denver, Colorado
USA 80202

STOCK EXCHANGE LISTING
NYSE American
Symbol: **THM**
TSX
Symbol: **ITH**

ANNUAL MEETING
Wednesday, May 27, 2026
9:30 a.m. Pacific Daylight Time
Suite 2400 – 745 Thurlow Street
Vancouver, British Columbia
CANADA V6E 0C5



Suite 1570 – 200 Burrard Street
Vancouver, British Columbia
Canada V6C 3L6
www.ithmines.com